413.



82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lottomatica S.p.A

*CURRENT ADDRESS Via Mosca, 45
Roma
Italy



**FORMER NAME

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34963 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS
DATE: 4/18/08

82-34963

GRUPPO LOTTOMATICA giochi e servizi

12-31-04
AR/S

GRUPPO
LOTTOMATICA
giochi e servizi

CONSOLIDATED ANNUAL REPORT 2004

GRUPPO LOTTOMATICA giochi e servizi

Company Name	Lottomatica - Società per azioni
Share Capital	Euro 88,939,280.00 (*) represented by no. 88,939,280 shares with a par value of € 1.00 each
Registered Office	Via Mosca, 45 - Roma

Board of Directors

Chairman	Antonio *BELLONI*
Managing Director and General Manager	Rosario *BIFULCO*
Board Members	Paolo *AINIO* Sergio *BARONCI* Marco *BOROLI* Sabino *CASSESE* Pier Luigi *CELLI* Paolo *CERETTI* Marco *DRAGO* Roberto *DRAGO* Michele REINERO** Marco *SALA* Severino *SALVEMINI* Antonio *TAZARTES* Giorgio *VINCENZINI*

Board of Statutory Auditors

Chairman	Francesco *MARTINELLI*
Regular Members	Angelo Gaviani Cesare Andrea Grifoni
Substitute Members	Marco Sguazzini Viscontini Giulio Gasloli
Independent Auditors	Reconta Ernst & Young

(*): As of December 31 2004

(**): Expiration of the office as of January 11 2005

GRUPPO LOTTOMATICA giochi e servizi

Lottomatica Group Shareholders:

Lottomatica S.p.A. Shareholders
As recorded by Consob as of 31.12.2004

De Agostini Group: *Fineurogames, Nuova Tirrena, Toro Assicurazioni*

Share Capital as of 31.12.2004:	€ 88,939,280
Ordinary shares:	no. 88,939,280 with a par value of €1 each


27.271%
55.116%
7.652%
6.973%
2.988%
Fineurogames S.p.A.
Nuova Tirrenia S.p.A.
Toro Assicurazioni S.p.A.
Fidelity Investments Ltd
Free Floating

In September 2004 Gesfin, Consorzio Nazionale per l'Informatica, sold its stake in Lottomatica, amounting to 5.87% of the share capital. Following the above sale, free float reached more than 27%. During December, Fidelity Investments increased its shareholding to 7.7%.
The interest in the company stock from United Kingdom and the United States institutional investors increased over the last year, they have gradually more come to see it as a defensive investment with high returns.

Consolidated Key Data


REVENUES
€m
+17%
499.5
584.6
400
200
0
REVENUES


EBITDA
€m
+36%
199.6
272.2
300
200
100
0
2003
2004


EBIT
€m
+99%
71.9
143.2
150
100
50
0
2003
2004


Net Profit
€m
75
50
25
0
9.7
61.2
2003
2004


Net Debt Position
€m
168.6
48.4
170
85
0
2003
2004


Dividends
€m
292.2
177.7
300
200
100
0
2003
2004

Lottomatica Group as of DECEMBER 31 2004


LOTTOMATICA S.p.A.
Lottomatica Sistemi S.p.A.
Consorzio Lottomatica Giochi sportivi
Lottomatica Italia Servizi S.p.A.
Consorzio Lotterie Nazionali
TRIPLET S.p.A.
Cirmatica Gaming S.A.
Videolot Gestione S.p.A.
Imprenditori Associati (*)
Lottomatica Argentina S.A. (*)
PCC GS S.p.A.
Totobit Informatica S.p.A.
SED MULTITEL S.p.A.
TTS srl
LIS Finanziaria S.p.A.
Easy nolo S.p.A.
(*) Companies in liquidation

As of 31 December 2004, the Lottomatica Group is made up of the following companies:

The main business activities carried out by each Group company are summarised below.

CONSOLIDATED GROUP COMPANIES


LOTTOMATICA

Lottomatica is a government's concessionaire to manage the Lotto and other public games, as well as the parent of a Group active in Italy and abroad in the market of games, automated services for citizens and businesses and ticketing services.

Furthermore, through its acquisition of the "Games" division of EIS, Lottomatica S.p.A. provides:

- systems and products for games;
- hardware and software terminals and systems to process games and sporting/horse racing bets;
- services to assist in the operations management and Help Desk for the Italian National Horse Racing Pari-Mutuel System.


LOTTOMATICA
giochi sportivi

On 3 June 2003, the Consorzio Lottomatica Giochi Sportivi was created between Lottomatica S.p.A., Totobit Informatica Software e Sistemi S.p.A., Totocom - Agenzie on-line and Telcos S.p.A., with headquarters in Rome to manage the businesses referred to in the *"Licence to assign activities and public functions regarding betting pools as well as any other games related to sporting events"*. Operations began with the first competition of Totocalcio[1] on 17 August 2003.


LOTTOMATICA
sistemi

Lottomatica Sistemi, established on 10 December 1999, is currently wholly owned (100%) by Lottomatica. Lottomatica Sistemi manages the *Centri di Elaborazione di Zona*[2] that make up the periphery of the Lottomatica IT network. Furthermore, the company began providing technical and commercial assistance from March 2004 through its help desk service.

---

[1] [Football Pools].
[2] [Area Data Processing Centres].


PCC Giochi e Servizi

The purpose of the company is to produce and supply specialised paper supports (betting forms, print-outs, travel tickets, betting and gaming slips); its operating headquarters and facilities are in the town of Tito (Province of Potenza). The company is a wholly-owned subsidiary (100%) of Lottomatica Sistemi.


Consorzio
Lotterie
Nazionali

In compliance with the licence, on 10 December 2003, Lottomatica S.p.A., Scientific Games International Inc., Arianna 2001 S.p.A., Olivetti Tecnost S.p.A. (taking over for Tecnost Sistemi S.p.A. following their merger by incorporation) and Servizi Base 2001 S.p.A. established the "Consorzio Lotterie Nazionali."
Shares in the endowment fund are divided as follows:
Lottomatica 63%, Scientific Games 20%, Arianna 2001 15%, Olivetti Tecnost 1% and Servizi Base 2001 1%.
Business operations began in March with the distribution of tickets for the *Agnano Lottery*.


LOTTOMATICA
italiaservizi

Lottomatica Italia Servizi, 92.5% owned by Lottomatica S.p.A., provides services for citizens, businesses, and sporting ticketing services. A new bill payment service was initiated in September with satisfactory results. With the acquisition of the Totobit Group in December 2003, LIS S.p.A. consolidated its position in the services sector.


TOTOBIT INFORMATICA
SOFTWARE E SISTEMI SPA

The company operates and is developing an extensive network of multi-function mini-terminals installed at shops with significant footfall (such as bars/bet collection points, service stations, newsstands, and others) aimed at providing remote services "for citizens."
At the moment, the system provides fixed and mobile telephone recharging services for all leading national operators.
Over 2004, Totobit launched a test run of its new **"bill payment"** product in co-operation with its 100% wholly-owned subsidiary Lis Finanziaria S.p.A.. We would note that tests for Telecom payments started in September, while tests for ENEL payments started in December. The 2004 results were highly promising, with the payment of about 14,000 bills.

It is also to be noticed that the development of the technological platform for the management of the new **"Scratch & Win"** instant lottery carried out in co-operation with "Consorzio Lotterie Nazionali" Lottomatica.
The first sales outlets at which the service was made available were the tobacconists under contract with the parent company LIS S.p.A. and the network of the "Autogrill" sales outlets.
On 3 August 2004, minority shareholders in the subsidiaries Medialan S.p.A. and TTS S.r.l. shares were purchased pursuant to the resolution of the Company's Board of Directors. The transaction was carried out to achieve an appropriate simplification of the company structure in the context of service provision as well as ensuring full exploitation of the economic advantages expected in the near future.
In particular, the remaining 14% of Medialan S.p.A. and 40% of TTS S.r.l. were purchased; Medialan S.p.A. was subsequently merged by incorporation into Totobit itself. The transaction was completed by means of a public deed dated 22 December 2004. This was followed by the subscription to the increase in share capital in the investee company Easy Nolo S.p.A., by means of the payment of €/000 80 in June 2004. With this transaction, Totobit contributed to the resolved increase in share capital proportionately to its equity investment thus maintaining its 10% investment in Easy Nolo S.p.A..

This company, 60% owned by Totobit Informatica Software e Sistemi S.p.A., and 20% owned by Lottomatica S.p.A., was established on 28 November 2002 for the purpose of


SED/multitel
spa

providing a specialised organisation capable of ensuring the necessary technological support, by coordinating and managing its own processing centres and through outsourcing, for the typical transaction activities of the remote services offered.



This company, 100% wholly-owned by Totobit Informatica (60% as of 31 December 2004) is based in Marano di Napoli.
Within the Totobit group, it develops and distributes the software product to process and develop gaming systems at bet collection points. It provides clients with thorough technical/systems service, both by phone (through an in-house call centre) and on site. It also gathers subscription contracts throughout the territory for the services provided by the parent company.

LIS Finanziaria S.p.A. A wholly-owned subsidiary (100%) of Totobit Informatica Software e Sistemi S.p.A., specifically established and registered with the *Albo degli Intermediari Finanziari*[3] pursuant to Article 106 of the *T.U.L.B.*[4], it is the company responsible for managing the financial services that Totobit plans to bring into its network. The utilities bill payment service was the first service to be developed, becoming fully operational from the end of September.

Cirmatica A company incorporated under the laws of Spain, established on 25 July 2000, is currently a wholly-owned subsidiary (100%) of Lottomatica. The purpose of Cirmatica Gaming S.A. is the management and administration of financial and equity investments.

Triplet On 25 May 2004, Triplet S.p.A., a company wholly owned (100%) by Lottomatica S.p.A., was established to design, install and operate IT systems. It should also be noted that, as of 31 December 2004, operations had not yet been started. The company, together with Lottomatica S.p.A. in a Temporary Business Combine[5], was granted the licence to manage video lotteries.

Videolot Gestione The company was established as a joint-stock company with a single shareholder on 16 November 2004 to organise, manage, purchase, dispose of, distribute and operate amusement and entertainment equipment.
Videolot Gestione S.p.A. is a company wholly owned by Lottomatica S.p.A..

It is also to be noted the completion of the sale of the equity investment in GBC S.A. in September. This transaction, following that effected at the end of 2003 involving the sale of Bingo Plus, marks the completion of the Lottomatica Group's withdrawal from the bingo business.

UNCONSOLIDATED COMPANIES
On 13 May 2004 Lottomatica resolved on the voluntary liquidation of the subsidiary companies Lottomatica Argentina and Lotto do Brasil.

Stock market trend

Following the slow decline experienced from 2000 onwards, in 2004 stock markets started to recover with a good rate of growth particularly in the Euro area. Investors have taken

[3] [Financial Brokers Register].
[4] [*Testo Unico delle Leggi in materia Bancaria e Creditizia* = Consolidation Act on Banking and Credit Laws].
[5] [*RTI, Raggruppamento Temporaneo d'Impresa*].

advantage of good investment opportunities, opting in particular for more defensive sectors such as Utilities, Energy, Real Estate and Financial sectors.

In Italy in particular, 2004 was characterised by a marked recovery in share prices and a growth in volumes, pushing the capitalisation value of listed domestic businesses to more than € 580 billion (equal to more than 43% of GDP). The growth was one of the highest at an international level with a 13% increase in the S&P/Mib index and over 18% for Mibtel.

Lottomatica Stock in 2004

Lottomatica stock performance in the Stock Exchange greatly exceeded that of the main international and Italian indices. Against a very considerable rise both in the S&P/Mib index (+13%) and the Midex reference index (+12%) for Lottomatica, the growth performance of Lottomatica was +57% (adjusted for 2004 dividends). This is in line with trends of the most important securities in the defensive sectors both at an Italian and international level. There was a substantial correlation with the whole Leisure & Gaming sector worldwide. The Dow Jones sector index recorded an increase of about 40%. The Stock Exchange performance of some of the listed companies comparable with Lottomatica was in line with that of the Company (the Greek companies OPAP and Intralot, the English companies William Hill, Hilton, and the US company Scientific Games).

In 2004, more than 57.3 million shares have been traded, with a daily average of 223,138 shares traded.

As of 31 December 2004 Lottomatica market capitalisation reached € 2.4 billion, exceeding € 2.7 billion as of 28 February 2005.

On 22 April 2004, Lottomatica approved distribution of total dividends of € 2 per share.



Lottomatica +56.7%
S&P/MIB +12.9%
Midex +11.7%
Price
Volume
160
150
140
130
120
110
100
90
80
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
02-Jan-04 04-Feb-04 08-Mar-04 10-Apr-04 13-May-04 15-Jun-04 18-Jul-04 20-Aug-04 22-Sep-04 25-Oct-04 27-Nov-04 30-Dic-04

Note: prices adjusted for 2004 dividends
(Source: Bloomberg - Lehman Brothers)

The stock joined the S&P/MIB index with effect from 21 March 2005. This index includes 40 stocks selected from those issued by the main listed companies in Italy, based on a ranking of all listed securities by firstly considering their business sector, their liquidity and finally their market capitalisation based on free floating. The most representative stocks for each sector are selected in consideration of their liquidity and relative size as compared to the other companies in the same sector.

STOCK OPTIONS

2001 – 2003 Plan

It will be recalled that all options assigned (and exercisable) within the same plan had been exercised by 31 December 2003.

2003 – 2005 Plans

The Shareholders' Meeting of 14 April 2003 resolved on an increase of the share capital through payment of funds up to a maximum of € 5,652,377 through the issue over one or more occasions of a maximum of 5,652,377 ordinary shares with a par value of € 1 each, serving stock option plans available to employees of the Company and its subsidiaries as well as to the Company's executive directors.

A number of stock option plans were adopted by the Board of Directors on 11 June 2003 with related regulations for the benefit of managers of the Company and its subsidiaries and the Company's executive directors (chairman, managing director and joint general manager). Beneficiaries were allocated a total of 4,524,000 options (825,000 to managers, 661,000 to the Chairman, 2,026,000 to the Managing Director and 1,012,000 to the Joint General Manager). These options will not at any rate become exercisable before the closure of the financial year on 31 December 2005 and this only on the achievement of specific goals (EBITDA) described in the respective regulations connected to the Company's Business Plan.

Between 6 October and 27 December 2004 the Chairman exercised 130,000 options consistently with the regulations applying to his specific stock option plan.

Again with reference to the above mentioned resolution passed by the Shareholders' Meeting on 14 April 2003, the Board of Directors adopted a new Stock Option Plan with the relevant regulations at the meeting held on 13 May 2004 for the benefit of employees of the Company and its subsidiaries. In particular, the Board of Directors allocated a total of 245,675 options to be exercised (i) in part between 1 January and 15 December 2007 following the achievement of specific goals (2004 consolidated EBITDA) and (ii) in part between 1 January and 10 December 2008 again following the achievement of specific goals (2005 consolidated EBITDA).

Summary of Consolidated economic and financial performance

Analysis of consolidated income		
Values in thousands of Euros	Report as of 31.12.2004	Report as of 31.12.2003
Value of production		
Revenues from sales and services	1,218,535	956,860
Change in inventories	-26	-80
Capitalisation of internal construction costs	1,418	295
Other revenues	14,319	4,067
Total revenues	1,234,246	961,142
Costs for goods and services	893,811	694,103
Change in inventories	-921	166
Value added	341,356	266,873
Personnel costs	56,102	63,213
Operating expenses	13,076	4,044
Gross Operating Margin (EBITDA)	272,178	199,616
Amortization of intangible assets	71,683	80,772
Depreciation of tangible assets	46,712	45,838
Write-down of fixed assets	609	
Write-down of receivables	1,720	26
Other provisions	8,207	1,105
Operating profit (EBIT)	143,247	71,875
Financial income (charges)	-13,279	24,396
Profit before extraordinary items	129,968	96,271
Revaluations	-243	-3,402
Extraordinary income (charges)	-19,227	-90,576
Profit before taxes (EBT)	110,498	2,293
Income taxes for the period	-49,300	7,388
Profit (loss) for the period	61,198	9,681
Profit (loss) for the period - minority interests	479	531

Analysis of Income results

As of 31.12.2004 Lottomatica Group showed a final consolidated net income of €/000 60,719 (€/000 9,150 as of 31.12.2003).

Revenues from sales and services totalled €/000 1,218,535, compared to €/000 956,860 on 31 December 2003. Last year figures included €/000 256,159 for GBC, no longer included in the scope of consolidation; on 31 December 2004 Totobit group companies entered the scope of consolidation (consolidated as of 31.12.2003 only at the equity level in relation to the time needed to complete the entire transaction), as well as Consorzio Lotterie Nazionali; as of 31.12.2004 revenues totalled €/000 346,162 and €/000 15,808 respectively.

Revenues from sales and services are gross of the face value of top-ups and the commission for LIS and Totobit bet collection points (overall €/000 647,633). Net of these components revenues from sales and services total €/000 570,902 compared to €/000 458,049 for the previous financial year (excluding GBC S.A.).

See the next chapter for a more in-depth analysis of the trends in individual lines of business.

Trends in revenues by line of business

Gaming sector

2004 was a particularly positive year for the Gaming sector in Italy due above all, to the excellent Lotto wagers (record year) and to the start-up of concessions for legal amusement with prize machines. Total wagers amounted to more than € 24 billion against about € 15 billion in 2003. It should be emphasised in any case that the 2004 figure includes about € 4 billion coming from amusement with prize machines, not included in the 2003 data.

Lotto Game continues to represent about half of total volume collected from gaming (about 12 billion collected in 2004). Attention should also be drawn to the re-launch of the **Instant and Traditional Lotteries** system. With the new Consorzio Lotterie Nazionali management, initiating in June, the system collected a volume of more than € 458 million. So far as **Superenalotto** game was concerned, volumes colleted were slightly down following the adjustments of recent years, at about € 1.8 billion at the end of 2004. While **Sports pools** have maintained stable income levels, growth in **Sports Betting** has been of particular interest (+15% compared to 2003).

During the year *AAMS*[6] continued in its commitment to combat illegal and unofficial gaming through the development of a range of gaming activities which are increasingly competitive

[6] [*Amministrazione Autonoma dei Monopoli di Stato* = Italian State Monopoly].

and meeting the expectations of the public. So far as this latter aspect is concerned, the 2005 Budget Law includes a series of innovations applying to Lotto.

The comment below refer to the revenues earned by individual line of business.

	Wagers €/000	Bets x 1,000	Revenues €/000
First Quarter 2004	1,964,940	726,284	126,937
First Quarter 2003	1,682,385	654,056	109,031
Delta %	16.56%	11.07%	16.47%
Second Quarter 2004	2,454,201	724,621	158,133
Second Quarter 2003	1,743,091	629,823	112,020
Delta %	41.37%	15.05%	41.16%
First Half 2004	4,425,141	1,450,825	285,116
First Half 2003	3,425,476	1,283,879	221,051
Delta %	29.18%	13.00%	28.98%
Third Quarter 2004	3,074,234	740,469	150,355
Third Quarter 2003	1,740,290	629,358	107,705
Delta %	76.65%	17.65%	39.60%
Fourth Quarter 2004	4,223,307	783,301	58,730
Fourth Quarter 2003	1,772,213	667,915	84,076
Delta %	138.31%	17.28%	-30.14%
Second Half 2004	7,297,641	1,523,770	209,089
Second Half 2003	3,512,503	1,297,283	191,781
Delta %	107.76%	17.46%	9.02%
2004	11,722,482	2,974,595	494,204
2003	6,937,979	2,581,162	412,832
Delta %	68.97%	15.24%	19.71%

Games


GIOCO DEL
LOTTO

The figures as of 31 December 2004 grew compared to the same period of the previous year both in terms of the overall wagers and revenues for the commission due to Lottomatica. As a practice, the operating profit is analysed in two different types of wagering: on the one hand is "normal" wagering (the so-called "core"), which remains structurally stable over time and allow Lottomatica to achieve significant economic results by themselves; on the other hand, are "speculative" bets made on late numbers (meaning those numbers that have not been drawn for more than 100 drawings), where some players concentrate an additional amount of bets, with unit values considerably higher than average.

Data analysis as shown highlights total wagers of € 11.73 billion, for a 69% increase compared to the same period of the previous year. The wagers for late numbers, equal to approximately € 5,655 million, nearly quadrupled compared to € 1,350 million recorded for the corresponding period of the previous year, showing an increase of 319%.

The significant increase of wagers for late numbers derives mostly, on gambling on number 53 being drawn in Venice, which had still not been drawn at the end of 2004.

The "core" of the business which is traditionally stable, experienced a growth of 8% compared to 2003. This was partly a side-effect of gaming on two and three numbers including number 53 of Venice.

As a result of the greater wagers on late numbers, the average bet for 2004 showed an increase, totalling € 3.9 compared to € 2.7 last year.

The same period also showed an increase in the overall number of bets, 2,974 million versus 2,581 million last year (+15%); this increase is substantially due to the increase in speculative bets.

Against a 69% increase in wagers, Lottomatica revenues amounted to € 494 million compared to € 413 million in 2003, with an increase of 20%.


Formula 101

With a Ministerial Decree on 1 March 2004, *AAMS* declared the temporary suspension of accepting bets collected by the pari-mutuel system known as "Formula 101". The same decree on 1 March established that the ministerial decrees governing the bets collected by the new pari-mutuel system on events other than horse races will be set down and formalised during 2004.


TRIS

Below is the table illustrating Volume Collected and Revenues for the game carried out on behalf of the licensee Sarabet :

Values in €/000	31.12.2004	31.12.2003	Delta %

Total Volume Collected	595,589	602,228	-1.10%
Volume collected by the Group (Lottomatica and Twin)	68,146	82,972	-17.87%
Lottomatica Group (market share) *	11.44%	13.78%	-2.34%
Lottomatica Group Revenues	1,124	1,369	

(*): the value also includes revenues from the volume collected by Twin excluded from the scope of consolidation as a result of the liquidation process.



Beginning on 17 August 2003, Lottomatica, through Consorzio Lottomatica Giochi Sportivi, qualified as licensee, gathers the betting pools for the games "Totocalcio", "Totogol" and "9" on its own network.
As of 31.12.2004, Lottomatica Giochi Sportivi has a market share of 26.3%.
Here is the table illustrating the Volume Collected and Revenues for the game.

		31.12.2003	31.12.2004
Market Pos		23,000	21,500
Consorzio G.S. Pos		6,927	5,800
% Consorzio G.S. Pos		30.1%	27.0%
Market volume	€/00	491,568	443,202
Consorzio G.S. volume	*		116,581
- Totocalcio			*81,499*
- Totogol			*35,082*
Average Bet (€)			5.17
Totocalcio(€)			*6.85*
Totogol(€)			*3.29*
Market share			26.3%
Commission	€/00		4,022



On 14 October 2003 Lottomatica, as representative of the Temporary Business Combine, entered into an agreement with *AAMS* to grant the Licence for the automated management service of the national instant and traditional lotteries.

Instant Lotteries

Instant lotteries were launched in June 2004. The launch was supported by a television campaign that began on Sunday, 7 June, and lasted 2 weeks, to quickly generate maximum coverage of a mass target. The TV communication campaign was structured on 3 flights: the first at the end of June, the second in the first half of August and the third at the end of September. In addition, promotional events have been initiated, such as support for the Tim Tour and the promotion of the product along the whole Riviera Romagnola coast.

The overall communication campaign was augmented over the summer and fall with radio, newspapers and Internet.
The outcome of the launch:
Network
Approximately 20,000 outlets
Technology
The reduced impact of technical problems in the activation of the Scratch and Win Lottery.
Logistics
Distribution made without particular difficulties.
Process
Good understanding of gaming mechanisms and process (activation, validation) by the sales outlets.

At the end of 2004, after 7 months of operations, the Consortium had sold 273 million tickets, equivalent to a volume collected of € 399 million compared with the sales effected by *AAMS* over the same period in 2003 of 82 million tickets, equivalent to a volume collected of € 123 million.

Seven different games were released onto the market over the period with price levels of € 1, € 2 and € 3. Overall strategy here entails a progressive increase in the average sales price through the consolidation of these three price levels and targeted marketing and sale of products at higher prices for special occasions.
The release of the game reserved for the Christmas period was supported by an advertising campaign based on television, radio and newspapers. An advertising campaign has been conducted at the most important Italian railway stations (Milan, Rome, Turin, Naples) with extremely positive results over the period in question.

Traditional lotteries
Italia Lottery ticket sales began on 7 September, with 18.7 million tickets sold by the end of the period (31.12.2004). The telephone lottery combined with the Italia Lottery ticket also started on 7 September. The results of this "instant" lottery amounted to about 8.0 million calls. The results obtained over the year are particularly positive because representing a reversal of a downwards trend which had been going on for 10 years previously. Italia Lottery results showed an improvement of almost 14% as against 2003, also exceeding figures for 2002 and 2001. If one takes account of the exceptional financial results of the telephone lottery (almost five times the performance achieved in the previous year), total results for the "Italia Lottery" initiative are greater than the figures achieved in 2000.
As mentioned on previous occasions, final figures for traditional lotteries were positive but this was only due to the Italia Lottery since the performance of the "smaller" lotteries did not match expectations, mainly due to the product itself: obsolete, not well positioned on the market and with few distinguishing and "appealing" characteristics.
Drawings effected over 2004 have been carried out without particular problems under *AAMS* control.

Services

Services provided by Lottomatica Group may be divided as follows:
<u>citizen services</u>, e.g. the payment of RAI television licences and Car road tax, printing registry certificates, paying fines and duties, and citizen information services;
<u>sales of telephone top-ups</u> for mobile and fixed telephone;
<u>ticketing services</u> to allow booking and purchases of tickets and subscriptions for sporting and other events.

These services are offered by Lottomatica Italia Servizi and Totobit Software Sistemi Informatica S.p.A., a company wholly acquired (100%) in 2003. For Lottomatica, this acquisition has a strong strategic significance, and makes it possible to grasp the opportunities resulting from expanding the range of services offered to the public, an available technological infrastructure parallel to and independent from that of the Lotto terminals, and the possibility of extending and diversifying the network of sales outlets.

As a result of this acquisition, LIS has been able to set itself an additional goal of setting up an alternative network which is separate from that of the Lotto Game. From 29 September the top-up service migrated progressively from Mael to POS technology with the improvement of all other businesses planned over 2005. The POS installed on 31.01.2005 amount to 19,289. The development of the alternative network will offer the end client the chance to pay not only through a Pagobancomat card but also a credit card.

Starting from 23 September 2004, users have been able to pay Telecom bills at over 18,000 sales outlets where the POS systems have been installed. On 27 January the same service has also been available for Enel bills (contract signed on 22 June 2004). One of the special features of this undoubtedly interesting business venture is the payment of the utilities bills exclusively by Pagobancomat card. This allows the retailer to avoid the management of cash, hence also avoiding the need to set up any kind of guarantee, at the same time as removing the risk of non-payment for LIS. The end client pays € 1 commission just as that payable at the Post Office or Banks with the added advantage of not having to queue to pay utilities bills.

Net revenues as of 31.12.2004, including those relevant to the Totobit group, of €/000 49,450, rose approximately 60% compared to the same period in 2003, which showed a net turnover of €/000 30,872 (a figure referred exclusively to LIS).

Citizen services


ollo

Since 1999, car road taxes may also be paid through tobacconists in the Lottomatica network as well as at the post office and *ACI*[7] offices, simply by entering the vehicle licence plate number and car road tax expiry date.
As of 31.12.2004, approximately 12.4 million car road tax have been paid through over 22,700 bet collection points, with a turnover of €/000 7,788 for this service, with a 3% drop compared to 31.12.203 (€/000 8,050), mainly due to the opening of alternative payment methods and channels.


PUOI
IL CANONE TV.

Television licence fees may be paid at Lotto bet collection points/tobacconists.
The service involves connecting in real time with the management system for the national user archives, to ensure the security and integrity of the data transmitted.
This fee - almost of which is paid in January - generated 1,347,000 payments in the period under consideration, with overall revenues of approximately €/000 584. Compared to the same period in 2003 there is a clear drop, both in terms of transactions volume and of revenues (-12%). Once again this is primarily due to the emergence of alternative payment methods and channels.



Lottomatica Italia Servizi, with the commercial support of *ANCITEL*[8] has activated the service of paying municipal fines through the Lotto network in 90 cities, thus covering approximately 80% of the population resident in provincial capitals.

At the beginning of 2002 LIS implemented a new service regarding payment of the unified taxes.
Law No. 488 of 23 December 1999 (2000 Budget Law) instituted the unified tax for the entry of an action into the docket. This tax replaces court and legal taxes such as: docket registration tax, court fees, revenue stamps and writ of summons issued by the process server.
Since 4 March 2002 this fee may also be paid by making payments at sellers of monopoly goods and revenue stamps (Presidential Decree No. 126 of 1 March 2001). As of 31.12.2004, approximately 1.7 million fees have been paid through the activated network, generating revenues for approximately €/000 492 versus 475 in 2003 (4%).

Sales of top-ups



TIM

TISCALI

WIND


[7] [...] Italian Automobile Club]
[8] [Associazione Nazionale [...] Comuni Italiani – National Association of the Italian Municipalities].

Services sector growth has been driven more than any other by the sale of top-ups for mobile telephones.
LIS activated its top-up service for TIM and Vodafone Omnitel since July 2000.
In 2002 the aforementioned operators were also joined by Wind (April 2002) and Tiscali (top-ups for fixed telephone utilities). In 2003 the service was also extended to EUTELIA, a company belonging to the Finital group; Albacom with its Albacard; and in February 2004 to Telecom Italia for the sale of cards for international telephone traffic.


TELECOM
ITALIA

November also saw the beginning of sales of Vodafone service cards. These cards provide differing responses to the requirements of telephone operators, offering, above all in periods of high seasonal variability, promotional offers on traffic at the same time as stimulating the spread and use of the new services (e.g., MMS). It is expected that the growth of this kind of service will become increasingly important in the future.

Totobit, through approximately 17,000 sales outlets, also offers telephone top-up services.

As of 31.12.2004 more than 181.9 million top-ups have been sold through over 30,000 Lottomatica and Totobit sales outlets, compared to approximately 109.4 million in 2003. Gross revenues totalled approximately €/000 675,879 (of which €/000 646,722 refer to the purchase cost of Wind, Tiscali, Eutelia, Albacom and Telecom top-ups and account turnover for TIM and Vodafone Omnitel at bet collection points) versus gross revenues as of 31.12.2003 of €/000 259,559 (of which €/000 242,059 refers to the purchase cost of top-ups and the account turnover at bet collection points); net of the effects resulting from the contractual dynamics of the various telephone operators, an adjusted comparison of revenues shows a growth of €/000 11,657 (€/000 29,157 as of 31.12.2004 versus €/000 17,500 as of 31.12.2003), €/000 6,520 of which is the result of an increase in turnover by LIS and €/000 5,137 from including Totobit in the scope of consolidation.
This growth is connected to the ever-increasing trend towards on-line with the consequential erosion of the scratch card market.

Automated ticketing services

LIS has offered automated ticketing service since 1998 for purchasing individual and season tickets to sporting events through the Lottomatica network.
Revenues as of 31.12.2004 totalled €/000 4,664.
The ticketing business has broadened its horizons to cover not just soccer games (teams already under contract as of 31.12.2004: A.S. Roma, contract renewed until 30.6.2005; F.C. Juventus, contract renewed until 2006/07; S.S.C. Napoli, contract renewed until 2005/06; U.S. Lecce, contract renewed until 2006/07; Torino Calcio, contract renewed until 2005/06; Atalanta Bergamasca Calcio, contract renewed until 2006/07; Vicenza Calcio, S.S. Lazio, Ascoli Calcio, Ternana Calcio, Ancona Calcio, ACF Fiorentina, Taranto Calcio, Sampdoria, Messina Peloro, Brindisi Calcio, Triestina Calcio, Genoa and Salernitana), but also to managing ticketing for other sports such as basketball. Indeed, your Company sells individual and season tickets for Virtus Roma, Roseto Basket, Scavolini Pesaro, Teramo Basket and Pallacanestro Trieste. Furthermore, LIS has also managed other events, such as the 2004 ATP Milan Indoors tennis tournament, selling more than 13,500 single event and approximately 1,000 season tickets via enabled bet collection points, on site and over the Internet; in February 2004, it managed sales for the Final Eight event of the Italian basketball cup which took place in Forlì, selling more than 17,000 tickets; on 27 March, it managed the ticket sale for the European Boxing Championship match at Palalottomatica and, finally, in June, the tickets sale for the A.S. Effe basket tournament which took place in Genoa and for the "Trofeo delle Rose" international basket tournament.

The further implementations concerning the ticketing software made it possible to extend the reference market, offering the sales service of tickets/season tickets not only for sport events, but also to organisers of cultural/musical events. In fact, the sale of all events organised at the Auditorium and those organised by third parties at the "Parco della Musica" began in January. LIS manages the sale of approximately 25 events per day beginning in January 2004. Again within the framework of the ticketing for musical events, LIS continues to contract other organisers of musical events throughout the country.
The tickets sold through the on-line ticketing service were approximately 3,800,000.

AMUSEMENT GAMES (videolotteries)
On 28 June 2004 the selection procedure for the concession of collection rights in relation to legal games through amusement and entertainment equipment was completed with its assignment to Lottomatica-Triplet Temporary Business Combine.
On 4 November 2004, *AAMS* issued the remote network provisional management decree for the Temporary Business Combine.
The project has however, been subject to delays for reasons which have also affected the other licensees, due essentially to the following:

a. difficulties experienced by different TLC operators in connecting the equipment;
b. resistance on the part of the various retailers to permitting access and performance of the necessary works for the connection together with the implementation of all the measures required to guarantee the correct functioning of the connection;
c. difficulties experienced with some equipment models in communicating by means of the indicated protocol.

From the operational point of view, the main data as of 31.12.2004 can be summarised as follows:

- about 11,000 authorisations granted;
- 41 contracts entered into with operators;
- 7,700 machines installed of which about 1,000 direct;
- net revenues (LTM + Videolot) €/000 608;
- Unified State Tax paid to *AAMS:* €/000 26,612.

Finally, a number of gaming machines were devalued over the 2004 financial year which, as a consequence of their functioning characteristics, were not popular with players, with collection yields currently standing at about one third of those for the other machines managed.

Operating costs
As of 31 December 2004 the Group operating costs total €/000 962,068, compared to €/000 761,526 last year.
The following amounts affect this value:

- €/000 312,960 (€/000 242,652 as of 31 December 2003) for Wind and Tiscali top-ups cost and bet collection points commission on TIM and Omnitel top-ups by LIS;
- €/000 334,673 for the cost of the top-ups by the Totobit group not included in the scope of consolidation as of 31 December 2003.

Net of these components, the overall operating costs total €/000 314,435 down €/000 204,439 compared to 2003. The most significant elements of this change are as follows:

➢ *change in consolidation perimeter:* has lead to a reduction in costs of €/000 235,106 broken down as follows:
  ▪ reduction of €/000 247,371 deriving from the deconsolidation of Global Bingo Corporation present on 31 December 2003;

- increase of €/000 12,265 due to the inclusion of Consorzio Lotterie Nazionali in the scope of consolidation.

- *operating efficiency*: €/000 18,200. This decline is the result of the technological innovation process begun in early 2003 by migrating the data transmission systems to the IP (Internet Protocol) system;
- *paper products:* a reduction of €/000 6,700 for efficiency savings on purchase costs for contract renegotiations and integration as vendor for PCC Giochi e Servizi;
- *personnel costs* increased from €/000 49,458 as of 31 December 2003 (excluding the component from GBC) to €/000 56,102 in the period under consideration (delta €/000 6,644). It should be noted that 22 employees joined Lottomatica's staff from the subsidiary company Twin which had not been consolidated as of 31 December 2003. This was due to the combined effect of the adjustment of the parent company's management structure and the entry of the Totobit group in the scope of consolidation (€/000 3,302);
- *Operational costs*: these have increased by €/000 48,923 as a result of the increased volume of business and normal adaptations to inflation.

As far as promotional and advertising activities over 2004 are concerned, a strategy has been followed to reward habitual players who make up the core of players of the Lotto Game, making a significant contribution to the wagers. An effort has also been made to encourage occasional and potential players by actions targeted at specific groups.
The period has also been characterised by the competitive award procedure for the choice of the creative agency and the media centre to support Lottomatica in Lotto advertising over the next few years.
A number of charitable initiatives were linked to the Lotto Game over the second half-year entailing the raising of funds through the bet collection points for the benefit of sick and disadvantaged children (*Fabbrica del Sorriso, Un euro per un bambino*).
An important advertising campaign was launched in the last quarter of 2004 relating to the Lotto Game through the use of the main media channels (television, radio, newspapers, bill-posting, cinema), its objective being that of continuing in the renewal of the Lotto Game image, putting forward a fresh, lively and up-to-date image.
It has been decided not to use testimonials but to show real-life people enjoying themselves and experiencing the satisfaction (great or small) connected with winning.
The campaign introduces a new creative line which will also be developed in 2005. In particular, the creative concept - the claim that "today could be a great day, give yourself a chance" and the music of Paolo Belli will be the common thread of all advertising for the Lotto Game.

EBITDA is equal to €/000 272,178 compared to €/000 199,616 last year. The significant improvement can also be related to the excellent trend in Lotto wagers, showing a 19.66% growth in the financial.
EBITDA as of 31 December 2004 has been affected positively by the margins generated by Consorzio Lotterie Nazionali taking account of inter-group transactions. An additional contribution came from the top-ups business of LIS and Totobit, with a positive impact on the EBITDA level.

Consolidated **EBIT** (Operating Profit) is equal to €/000 143,247 compared to €/000 71,875 last year, with an increase reflecting the significant improvement in EBITDA; greater depreciation and amortization resulting from the 2004 investment plan have been entirely offset by completion of the depreciation and amortization process for some assets by 31.12. 2003.

It should also be pointed out that the figure for 31.12.2004 includes €/000 14,359 for depreciation and amortization made by applying voluntary reassessment criteria to some assets on 31.12.2003 pursuant to Law No. 250/2003.
"Other provisions" represents a significant component with an impact on EBIT levels with a rise of €/000 7,102 compared to 31.12.2003. €/000 3,302 of this rise is connected to the discounted value of the financial instruments linked to call/put options (currency options) set up to manage the exchange risk connected to the supply of instant lottery tickets in dollars. The figure represents exclusively the mark-to-market of the transaction and does not necessarily imply a future payment. Indeed, the intrinsic value of the structure is currently zero. A further amount of €/000 1,700 has been allocated as provision for risks and charges in relation to the litigation following the early termination of a contract for the supply of traditional lottery tickets.

Financial management shows a negative balance equal to €/000 13,279. The interest accrued share for the period on the debenture loan, including the relevant discount on bond issue as of 31.12.2004, amounts to €/000 17,474.

Extraordinary management, showing a balance of €/000 -19,227, includes actual costs referring to past financial years, as well as the allocations as of 31 December to cover risks from pending judicial and arbitration proceedings and corporate reorganisation charges.
The sale of GBC and its related deconsolidation has lead to the recording of net extraordinary income of €/000 708.
The liquidation of the subsidiary company Twin has generated a net capital gain of €/000 812.

Investments

CONSOLIDATED CASH-FLOW STATEMENT		
Values in thousands of Euros	*31 December 2004*	*31 December 2003*
A.- Net initial cash and equivalent (+) indebtedness (-)	-168,674	-45,181
Financial changes in consolidation perimeter	10,520	
B.- Cash-flow from operating activities		
Profit (loss) for the period	61,198	9,681
Amortization and depreciation	118,395	126,610
Capital loss (gain) from disposal of fixed assets	-515	31,061
(Revaluations) or write-downs of fixed assets	2,768	41,901
Changes in working capital	93,737	66,624
Net change in staff severance fund	1,147	1,089
Change in consolidation perimeter/consolidation differe	-2,504	35,320
	274,226	312,288
C.- Cash-flow from investments in fixed assets		
Investments in fixed assets:		
-intangible assets	-30,906	-15,402
-tangible assets	-22,737	-41,771
-investments	-2,067	-90,418
Proceeds, or redemption value, of fixed assets	67,120	726
	11,410	-146,865
D.- Change in Shareholders' Equity		
Distribution of profits	-177,619	-292,228
Contributions by shareholders	1,902	3,320
	-175,717	-288,908
F.- Cash-flow for the period (B+C+D+E)	109,919	-123,493
G.- Net cash and equivalent (+) indebtedness (-)	-48,455	-168,674

Group consolidated investments as of 31 December total €/000 55,196. The purchase of tangible assets shows an overall total of €/000 22,737. The most important values come from the following businesses:

- *Lotto*: €/000 4,896 essentially for increases and replacements of terminals;
- *Video lotteries*: €/000 8,099 for project start-up and the purchase of the central gaming system, the access points and gaming terminals;
- *Top-ups*: €/000 7,674 for the purchase of mini-terminals (POS) installed on LIS' network as well in 2004;
- *Traditional and instant lotteries*: €/000 1,352 for central hardware.

Investments in intangible assets amounted to €/000 32,222. The most important amounts come from the following businesses:

- *Consorzio Lotterie Nazionali*: €/000 11,022; €/000 3,400 of which related to the costs of the gaming system and the remainder to the start-up and advertising costs connected to the project launch;
- *Lottomatica*: €/000 16,136 for the development of software linked both to the Lotto Game and the implementation of the video lottery gaming system;
- *Lis*: €/000 2,443 for the development of software linked to the new duty stamps project to be launched in 2005.

Compared to 31.12.2003, the effect from deconsolidation of the GBC Group determined a net variation equal to €/000 9,570 for tangible assets and €/000 23,829 for intangible assets, plus €/000 24,151 of residual goodwill.

Net Debt Position

As of 31.12.2004 Lottomatica S.p.A. Group shows a net debt of € 48.4 million.

Analysis of the consolidated balance sheet		
Values in thousands of Euros	Report as of 31.12.2004	Report as of 31.12.2003
Due from shareholders		
Intangible assets	427,444	515,149
Tangible assets	114,146	152,832
Investments	3,593	14,376
Net fixed assets	545,183	681,557
Inventories	5,265	4,573
Receivables from customers	58,833	38,974
Receivables from others	188,198	119,391
Other assets	8,876	10,020
Trade payables	199,053	112,564
Provisions for risks and charges	28,877	6,724
Other current liabilities	229,389	151,874
Working capital	-196,141	-103,404
Staff Severance Fund	6,813	5,666
Net invested capital	342,229	573,487
Share capital	88,939	88,809
Reserves and results carried over	136,505	303,036
Operating profit (loss)	60,719	9,150
Group shareholders' equity	286,163	400.995
Shareholders' equity - minority interests	7,631	3,818
Medium-term financial payables (receivables)	359,499	353,042
Short-term financial payables (receivables)	-69,469	14,741
Cash on-hand and deposits with banks	-241,595	-199,109
Financial coverage	48,435	168,674
Total coverage	342,229	573,487

The debt primarily consists of the bond for €/000 360.0 million issued in December 2003. The figure shown in the financial statements also includes the interest accruing for 2004 (€ 0.5 million).

Cash and equivalent amounted to about € 241.6 million. This figure can be broken down as follows: time and demand deposits with the main Italian banks (at flat Euribor) amounting to € 155.5 million; positive balances on bank and postal accounts amounting to € 86.1 million. It should be noted that about one half of the cash held on bank accounts (€ 44.3 million) is referable to Consorzio Lotterie Nazionali preparing in this way for the payment of the amounts due to the Tax Office in relation to the traditional lotteries over the first days of 2005 (€ 52.2 million).

Lottomatica Group's Net Debt Position includes Treasury Bills amounting to € 64.1 million and other receivables amounting to € 9.8 million and other payables amounting to € 3.6 million. The first figure is made up of receivables from Bingoplus amounting to € 3.1 million and from *AAMS* amounting to € 1.2 million (for Consorzio Lottomatica Giochi Sportivi), and receivables from shareholders for payments to the endowment fund (Consorzio Lotterie Nazionali) amounting to € 5.5 million. The second figure mainly relates to IAS 17 entries of € 2.5 million (leasing) together with other payables representing earmarked winnings of € 0.7 million (Consorzio Lotterie Nazionali).

For the purposes of improving the allocation of the group's financial resources, Lottomatica Italia Servizi and Lottomatica Sistemi bank accounts were cash pooled on Lottomatica S.p.A. main account on 22 November 2004. Under the cash pooling system all cash movements of minor companies, whether in the form of withdrawals or deposits, are automatically offset by opposite and equal flows, coming from the controlling entity (Lottomatica S.p.A.) and received by the controlled entities (LIS and LS). As a consequence, the current accounts of the two companies retain a constant zero balance.

GRUPPO LOTTOMATICA giochi e servizi

Relations with related parties

Below are the economic effects relevant to relations with related parties of the Lottomatica Group as of 31.12.2004.
All transactions effected with related parties, including inter-group transactions, fall under ordinary business activities and are regulated by market conditions or based on specific regulatory provisions; no atypical and/or unusual transactions are noted.

RELATED PARTIES - MAIN ECONOMIC ITEMS as of 31.12.2004				
€/000	Unconsolidated Subsidiary Companies	Indirect parent, subsidiary and associated companies	Type of transaction	% Consolidated Total
Costs for services		592	Relations with De Agostini S.p.A.	0.114%
Costs for services		191	Relations with De Agostini Editore S.p.A.	0.037%
Total costs for services per Consolidated Financial Statements		517,731		

RELATED PARTIES - MAIN ECONOMIC ITEMS as of 31.12.2004				
€/000	Unconsolidated Subsidiary Companies	Indirect parent, subsidiary and associated companies	Type of transaction	% Consolidated Total
Payables		592	Relations with De Agostini S.p.A.	0.114%
Payables		4,221	Relations with DeA Factor S.p.A.	0.815%
Payables		13,702	Relations with De Agostini S.p.A. (Tax Payable - transferor Lottomatica S.p.A.)	2.647%
Payables		4,951	Relations with De Agostini S.p.A. (Tax Payable - transferor Lottomatica Italia Servizi S.p.A.)	0.956%
Payables		207	Relations with De Agostini Editore S.p.A.	0.040%
Total payables per Consolidated Financial Statements		785,787		

Human resources

Employees	31/12/04	31/12/03
Lottomatica S.p.A.	628	601
Lottomatica Italia Servizi S.p.A.	33	26
Lottomatica Sistemi S.p.A.	213	223
Cirmatica	1	1
PCC GS S.p.A.	75	75
Totobit S.p.A.	41	32
TTS Srl	21	18
Medialan S.p.A.	==	7
Sed Multitel S.p.A.	8	4
Consorzio Lotterie Nazionali	==	==
Consorzio Giochi Sportivi	==	==
Total	1,020	987
LIS Finanziaria S.p.A.	7	5
Global Bingo Corporation	==	1,948
Unconsolidated companies		
Lottolatino C.A.	==	28
Triplet S.p.A.	==	==
Twin S.p.A.	==	22
Total	0	50

As of 31 December 2004 Lottomatica Group, referring to the companies consolidated on a line-by-line basis, had 1,020 employees; LIS Finanziaria S.p.A., a company consolidated on an equity basis, had 7 employees.

REFERENCE REGULATORY FRAMEWORK

The institutional legal framework is described below, including the main new aspects for first half 2004:

- LEGISLATIVE DECREE – 8 JANUARY 2004
  Supplements and amendments to Legislative Decree No. 242 of 23 July 1999, bearing the "Reorganisation of the *Comitato Olimpico Nazionale Italiano*[10] - CONI" pursuant to Article 1 of Law No. 137 of 6 July 2002.

- DECREE BY THE FINANCE MINISTRY – 12 JANUARY 2004
  Technical procedures for running the national lottery of the Carnevale *di Viareggio*, the *Festival della canzone italiana di Sanremo* and the *Carnevali* of Putignano and Dauno - 2004 Events.

- DECREE BY THE FINANCE MINISTRY – *AAMS* - 20 JANUARY 2004
  Removal, demolition and transfer abroad of the equipment and devices referred to in Article 110, paragraph 7, letter b) of the *T.U.L.P.S.*[11] laid down in Royal Decree No. 773/1931, or their conversion, where technically possible, into one of the legal gaming devices referred to in Article 110, paragraph 6 or paragraph 7 letters a) and c) of the aforementioned consolidation act.

- DECREE BY THE FINANCE MINISTRY – 23 JANUARY 2004
  Extension of the management of the Totip betting pools.

- LEGISLATIVE DECREE NO. 37 – 6 FEBRUARY 2004
  Supplements and amendments to legislative decrees No. 5 and 6 of 17 January 2003, bearing the corporate law reform, as well as to the *T.U.L.B.*[12] laid down in Legislative Decree No. 385 of 1 September 1993, and to the *T.U.F.*[13] laid down in Legislative Decree No. 58 of 24 February 1998.

- PRESS RELEASE BY THE FINANCE MINISTRY – *AAMS* (OFFICIAL GAZETTE NO. 31 OF 7 FEBRUARY 2004)
  Notice regarding the instant lotteries "Gioca a Scopa e vinci", "Colora la tua fortuna", "L'isola del tesoro" and "Colpo di Fortuna".

- FINANCE MINISTRY – *AAMS* - 11 FEBRUARY 2004 – NOTE NO. 2004/4668/COA/UDC
  Installation of amusement and entertainment equipment referred to in Article 110, paragraph 7, of the *T.U.L.P.S.* and payment of the *ISI*[14].

- LEGISLATIVE DECREE NO. 52 - 20 FEBRUARY 2004
  Implementation of the directive 2001/115/EC that simplifies and coordinates V.A.T. billing procedures.

- DECREE BY THE FINANCE MINISTRY – 23 FEBRUARY 2004

---

[10] [Italian National Olympic Committee].
[11] [*Testo Unico delle Leggi di Pubblica Sicurezza* = Consolidation Act on Public Order Laws].
[12] [*Testo Unico delle Leggi in materia Bancaria e Creditizia* = Consolidation Act on Banking and Credit Laws].
[13] [*Testo Unico dell'Intermediazione Finanziaria* = Consolidation Act on Financial Brokerage].
[14] [*Imposta sugli Intrattenimenti* = Entertainment Tax].

Technical procedures for operating the national lottery of the F.1 San Marino di Imola Grand Prix, the Agnano Grand Prix and the Rome Marathon - 2004.

- FINANCE MINISTRY – *AAMS* - CIRCULAR LETTER NO. 1/COA/DG/2004 - 26 FEBRUARY 2004
  Equipment referred to in Article 110, paragraph 6, of the *T.U.L.P.S.* approved by Royal Decree No. 773 of 18 June 1931 and subsequent supplements and amendments.

- DECREE BY THE FINANCE MINISTRY – 1 MARCH 2004
  Temporary suspension of the collection of bets in the pari-mutuel system known as «Formula 101».

- DECREE BY THE FINANCE MINISTRY NO. 86 – 12 MARCH 2004
  Regulations concerning provisions for remote management of amusement and entertainment equipment, pursuant to Article 14-*bis*, paragraph 4, of Presidential Decree No. 640 of 26 October 1972, and subsequent supplements and amendments.

- DECREE BY THE FINANCE MINISTRY – 22 MARCH 2004
  Procedures for participating in the sports-based betting pools Totocalcio, "il 9" and Totogol through specially denominated bets.

- DECREE BY THE FINANCE MINISTRY – 22 MARCH 2004
  Extension of the prescribed deadline for filing a request for approval of sales of betting pools for 2004.

- DECREE BY THE FINANCE MINISTRY – *AAMS* - 22 MARCH 2004
  Methods of payment for entertainment taxes for 2004 relating to mechanical and electromechanical equipment.

- DECREE BY THE FINANCE MINISTRY – 1 APRIL 2004
  Rules of the Bingo game with remote connection.

- DECREE BY THE FINANCE MINISTRY – 8 APRIL 2004
  Procedures for implementing the transitional provisions, set forth in Article 6, paragraph 4, of the decree by the Finance Ministry No. 86 of 12 March 2004, that define the functions of the remote network for managing legal games by connecting amusement equipment and devices referred to in Article 110, paragraph 6, of the *T.U.L.P.S.*.

- DECREE BY THE FINANCE MINISTRY – 8 APRIL 2004
  Terms and procedures for paying the unified state tax on entertainment equipment and devices referred to in Article 110, paragraph 6, of the *T.U.L.P.S.*.

- FINANCE MINISTRY – *AAMS* - 9 APRIL 2004
  Clarifications regarding payment of the Unified State Tax[15].

- DECREE BY THE FINANCE MINISTRY – 19 APRIL 2004 (ORDINARY SUPPLEMENT NO. 75)
  Approval of the technical-functional specifications and communication protocols to adapt the IT systems of the Bingo halls, for the purpose of managing the Bingo game via remote connection.

[15] *[PREU = Prelievo Erariale Unico]*.

- FINANCE MINISTRY – *AAMS* - CIRCULAR LETTER NO. 2/COA/DG/2004 - 6 MAY 2004
  Application clarifications concerning the entertainment equipment referred to in Article 110, paragraph 7, letters a) and c), of the *T.U.L.P.S.*.

- DECREE BY THE FINANCE MINISTRY – 19 APRIL 2004
  Technical procedures for operating the national lottery of the F.2000 Monza Grand Prix and the «Festa dei 4 Altari» of Torre del Greco – 2004 event.

- DECREE BY THE FINANCE MINISTRY – 26 MAY 2004
  Determination of the sale prices for the national instant lotteries tickets.

- DECREE BY THE FINANCE MINISTRY – 28 MAY 2004
  Announcement and technical procedures for operating the national instant lottery named «Uno, Due, Tris».

- DECREE BY THE FINANCE MINISTRY – 28 MAY 2004
  Announcement and technical procedures for operating the national instant lottery named «Batti il Banco».

- DECREE BY THE FINANCE MINISTRY – 3 JUNE 2004
  Regulations on horse racing bets, in implementation of Article 4, paragraph 5, of Presidential Decree No. 169 of 8 April 1998 and Article 16, paragraph 2, of Law No. 133 of 13 May 1999.

- DECREE BY THE FINANCE MINISTRY – 4 JUNE 2004
  Reduction in the single tax rates on the sporting bets collected by the pari-mutuel system and at fixed odds.

- DECREE BY THE FINANCE MINISTRY – 10 JUNE 2004
  Technical procedures for operating the national lottery of the "Regata Storica" of Venice and the «Palio » of San Paolino di Lucca - 2004 event.

- DECREE BY THE FINANCE MINISTRY – 11 JUNE 2004
  Reduction in the single tax rates on the horse racing bets collected by the national pari-mutuel system and at fixed odds, on the Tris bets and on similar bets.

- PRESS RELEASE BY THE FINANCE MINISTRY – 11 JUNE 2004 (ORDINARY SUPPLEMENT NO. 116)
  Memorandum of the list of candidates selected to activate and operate the network, to manage legal games via remote connection, using amusement and entertainment equipment, as well as to perform related activities and functions.

- ORDER BY THE FINANCE MINISTRY - 1 JULY 2004
  Procedures for issuing approval for operating the equipment, referred to in Article 110, paragraph 6, of the *T.U.L.P.S.*, in the period between the date the selected candidates are identified, that is 30 June 2004, and the final date for entering into the licence agreements with the trustees.

- DECREE BY THE FINANCE MINISTRY – 14 JULY 2004
  Procedures for determining the taxable base for the unified state tax on the amusement and entertainment equipment, referred to in Article 110, paragraph 6, of the *T.U.L.P.S.*,

as well as the criteria for determining the balance, referred to in the Decree No. 515/2004 issued by the *AAMS*' Director General.

- FINANCE MINISTRY – CIRCULAR LETTER NO. 3 – 19 JULY 2004
  Equipment referred to in Article 110, paragraph 6, of the *T.U.L.P.S.* - Approval for operating the equipment.

- DECREE BY THE FINANCE MINISTRY – *AAMS* - 23 JULY 2004
  Procedures for determining the basis of calculation of the concession charge for the activation and operational running of the remote network for managing legal games.

- DECREE BY THE FINANCE MINISTRY – 28 JULY 2004
  Announcement and technical procedures for running the instant lottery named "Caccia al Bottino".

- DECREE BY THE FINANCE MINISTRY – 28 JULY 2004
  Announcement and technical procedures for running the instant lottery named "Dado Matto".

- LAW NO. 191 OF 30 JULY 2004
  Law amending and converting the Decree Law No. 168 of 12 July 2004, bearing urgent actions to reduce the public expenditure.

- DECREE NO. 228 BY THE FINANCE MINISTRY – 5 AUGUST 2004
  Regulations bearing amendments to the Finance Ministry Decree No. 179 of 19 June 2003, containing rules for sports-based betting pools.

- DECREE NO. 229 BY THE FINANCE MINISTRY – 5 AUGUST 2004
  Regulations bearing amendments to the Finance Ministry Decree No. 278 of 2 August 1999, containing rules governing the institution of bets collected by the pari-mutuel system and at fixed odds, pursuant to Article 16 of Law No. 133 of 13 May 1999.

- DECREE BY THE FINANCE MINISTRY – 5 AUGUST 2004
  Technical procedures for operating the national lottery of the Merano Grand Prix, the "Miss Italia" Contest in Salsomaggiore and the Marathon of Italy - 2004.

- DECREE BY THE FINANCE MINISTRY – 24 AUGUST 2004
  Re-opening of the deadlines for the competitive award procedure for the concession of services relating to the management of the Totip betting pool.

- DECREE BY THE FINANCE MINISTRY – 25 AUGUST 2004
  Extension of the management of the Totip betting pool.

- ORDER BY THE REVENUES AGENCY – 31 AUGUST 2004
  Institution of a new fixed charge revenue stamp of € 11.

- DECREE NO. 225 BY THE FINANCE MINISTRY – 6 SEPTEMBER 2004
  Technical procedures for operating and regulating the allocation of prizes for the Italia Lottery 2004.

- CALL FOR TENDER BY THE FINANCE MINISTRY AND *AAMS* – 15 SEPTEMBER 2004

Public procedure for the concession of services relating to the management of the Totip betting pool.

- DECREE BY THE FINANCE MINISTRY – 22 SEPTEMBER 2004
  Announcement and technical procedures for operating the national instant lottery named «Thriller Tris».

- DECREE BY THE FINANCE MINISTRY – 23 SEPTEMBER 2004
  Rules on the size and arrangement of spaces in the new betting forms for Totocalcio and Totogol, as provided for by Article 2 of the Finance Ministry Decree No. 228 of 5 August 2004, bearing amendments to the rules for sports-based betting pools.

- DECREE BY THE FINANCE MINISTRY – 27 SEPTEMBER 2004
  Procedures for participating in the sports-based betting pools Totocalcio, "il 9" and Totogol through specially denominated bets, following the amendments made to the rules for betting pools, by the Finance Ministry Decree No. 228 of 5 August 2004.

- DECREE BY THE FINANCE MINISTRY – 11 OCTOBER 2004
  Announcement and technical procedures for running the instant lottery named "Sette e mezzo".

- DECREE BY THE FINANCE MINISTRY –12 OCTOBER 2004
  New calculation of prizes for the instant lottery named "Uno, Due, Tris".

- DECREE BY THE FINANCE MINISTRY –12 OCTOBER 2004
  New calculation of prizes for the instant lottery named "Batti il Banco".

- RESOLUTION BY *CONSOB (COMMISSIONE NAZIONALE PER LE SOCIETÀ E LA BORSA*, ITALIAN SECURITIES AND EXCHANGE COMMISSION) – 13 OCTOBER 2004
  Amendments to Regulation No. 11971 of 14 May 1999, and subsequent amendments, concerning issuers. (Resolution No. 14743).

- DECREE BY THE FINANCE MINISTRY - 14 OCTOBER 2004
  Procedures for participating in the "Enalotto" betting pools through specially denominated bets.

- DECREE BY THE FINANCE MINISTRY – 19 OCTOBER 2004
  Regulations for the allocation of additional prizes for the Italia Lottery 2004.

- DECREE BY THE FINANCE MINISTRY – 25 OCTOBER 2004
  Regulations on horse racing bets.

- DECREE BY THE FINANCE MINISTRY – 27 OCTOBER 2004
  Termination of telephone collection for the Lotto Game through the mobile phones of the company Omnitel Pronto Italia S.p.A.

- DECREE BY THE MINISTRY OF INTERIOR – 3 NOVEMBER 2004
  Provisions relating to the installation and maintenance of devices for the opening of the doors installed along the exit routes relating to safety in the case of fire.

- PRESS RELEASE BY THE FINANCE MINISTRY – *AAMS* (OFFICIAL GAZETTE OF 6 NOVEMBER 2004)

Notice regarding the instant lotteries "Il gioco delle meraviglie", "Lo zodiaco" and "Animali Portafortuna".

- DECREE BY THE FINANCE MINISTRY – 15 NOVEMBER 2004
  Announcement and technical procedures for running the instant lottery named "Stella Stellina".

- ORDER BY THE FINANCE MINISTRY – 29 NOVEMBER 2004
  Rules on the size and arrangement of spaces in the betting form for the new bets collected by the pari-mutuel system named "Big Match", referred to in the Finance Ministry Decree No. 278 of 9 August 1999, as amended by the Finance Ministry Decree No. 229 of 5 August 2004.

- ORDER BY THE FINANCE MINISTRY – 29 NOVEMBER 2004
  First programme, that is, the palimpsest, of the bets collected by the pari-mutuel system named "Big Match", referred to in Article 2 of the Finance Ministry Decree No. 229 of 5 August 2004.

- LEGISLATIVE DECREE NO. 310 – 28 DECEMBER 2004
  Supplements and amendments to regulations on corporate law and to the consolidation act on banking and credit laws.

- DECREE BY THE FINANCE MINISTRY – 10 DECEMBER 2004
  Amendments to the rules for the Italia Lottery 2004.

- LAW NO. 311 OF 30 DECEMBER 2004
  Provisions governing the drawing up of annual and multi-year state accounts (2005 Budget Law).

SIGNIFICANT JUDICIAL AND ARBITRATION PROCEEDINGS AS OF DECEMBER 31, 2004

A) Proceedings settled/ended in 2004 or only formally pending

1. Tender to select providers to whom to licence the management of sports pools (ex Coni)

With the Decree by the Finance Ministry on 10 April 2003, *AAMS* planned to enhance the current sales network of sports-based betting pools by involving "game operators" specialised in the field. In implementing the aforementioned decree, by notice published in the Official Journal of the European Union of 16 April 2003, *AAMS* launched a tender to "select operators (providers) to whom to licence the activities and public functions related to betting pools as well as any other games tied to sporting events". Lottomatica together with Totobit Informatica Software e Sistemi S.p.A., Consorzio Totocom – Agenzie on line -, and Telcos S.p.A., participated in the tender in question in the form of a Consortium under formation. On 5 June 2003 Consorzio Lottomatica Giochi Sportivi signed its own licence with the State Monopolies.

The procedure initiated by *AAMS* has been challenged by Coppini Giorgio & Partners S.a.s. (*TAR*[16] of the Lazio Region), the sole proprietorship Righetti jointly with other plaintiffs (*TAR* of the Lazio Region) and by MP S.a.s (*TAR* of the Sicily Region). At the hearing on 23 July 2003 the *TAR* of the Lazio Region rejected the request for suspension submitted in the appeals filed by Righetti + others and Coppini & Partners. As to the appeal filed by MP S.a.s., the *TAR* of the Sicily Region, awaiting the judgments to be issued by the *TAR* of the Lazio Region in the other disputes pending for the same purpose, ordered the *sine die* postponement of the hearing to discuss the provisional remedy. In an order on 1 April 2004, the *TAR* of the Sicily Region ordered that the lawsuit be referred back to the *TAR* of the Lazio Region for jurisdiction.

Other proceedings were initiated by the associations of the CTI and CONARI Totoricevitori, as well as by the operator of a bet collection point, Mrs. Marilena Curcio. The aforementioned plaintiffs have filed an extraordinary appeal with the Head of State asking for the annulment of the Decree issued by the Director General of State Monopolies dated 10.4.2003 (Release of permit to sales outlets for betting pools as well as other any games tied to sporting events).

These appeals are not only considered non-viable by our counsels, but do not cause us any concern.

2. LAZARD & C. S.r.l. Litigation

The firm Lazard & C. S.r.l. filed a writ of summons with the Civil Court of Rome asking that Lottomatica be ordered to pay the sum of € 6,026,188.68 plus V.A.T. and legal interest for its activities as financial advisor during the period and in connection with the De Agostini IPO over Lottomatica. Lottomatica, who appeared in court according to a formal procedure, contested the plaintiff's claims, stating that the Lazard & C. was entitled to receive only part of the amount requested (fixed fees and variable performance fees) for a total of approximately € 3,000,000, which it paid out to Lazard & C. in September 2002. At the hearing on 25 February 2003 the court acknowledged the merger by incorporation of Lottomatica S.p.A. in Tyche S.p.A., and thus suspended the proceeding. In a writ of summons served on 28 March 2003 Lazard & C. S.r.l. proposed to reinstate the action, asking the court to verify its right to be paid the amount due by way of fixed performance fees as well, amounting to a total of € 3,500,000, thus notifying of having received payment of € 3,000,000.

[16] [*Tribunale Amministrativo Regionale* = Regional Administrative Court].

The first hearing for the action reinstated by Lazard was held on 20 June 2003. During this hearing, pursuant to Article 186-*ter* of the Italian Code of Civil Procedure, Lazard asked for an injunction to be issued for payment of the sums due by way of fixed performance fees. With an order on 17 October 2003, the Civil Court of Rome accepted Lazard's petition and issued an injunction for Lottomatica to pay € 3,500,000, plus interest, by way of fixed performance fees for the activities offered as financial advisor during the initial public offering of Lottomatica S.p.A. shares put forth by Tyche S.p.A.. The same order adjourned the hearing on 14 January 2005 to specify the conclusions.

On 21 October 2003 Lazard notified Lottomatica of the order issued by the Civil Court of Rome, which did not include provisional execution. Lottomatica prepared its brief opposing the injunction ruling, which was filed on 8 November 2003 within the terms set forth in the order itself.

In consideration of a demand for € 3.5 million plus V.A.T., legal costs and interest made by Lazard, already invoiced and entered in the accounts, Lottomatica and Lazard signed a settlement agreement on 13 January 2005 under which Lazard was paid the all-inclusive amount of € 2,150,000 in full and final settlement. The amount has been paid in full.

Prior to signing the abovementioned settlement agreement, according to the counsels to Lottomatica, there are well-founded grounds for censuring the order issued by the court. However, said order is strongly prejudicial regarding the trial proceeding, since the same court that issued the order has jurisdiction to settle the dispute.

3. National instant and traditional lotteries

LOTTOMATICA, as representative of a Temporary Business Combine under formation, took part in the tender called for by *AMMS* to assign services for managing the national instant and traditional lotteries.

In a note addressed to LOTTOMATICA dated 30 July 2001, the State Monopolies notified that the tender contract had been awarded to the Lottomatica Temporary Business Combine (made up of LOTTOMATICA as well as SCIENTIFIC GAMES, Arianna 2001 S.p.A., Poligrafico Calcografica & Cartevalori S.p.A., Eis, Tecnost Sistemi S.p.A. and Servizi Base 2001 S.p.A.).

The tender documents have been targeted by a number of contestations which can be summarised as follows:

a) appeal filed by SISAL: at the hearing on 10 April 2002 Sisal filed its own waiver of the records of the case, thus causing the appeal to be considered unfounded;

b) appeal filed by the CONSIRIUM Consortium under formation (composed of Autogrill, Gtech Corporation, Oberthur Gaming Technologies and others): after having requested to suspend the trial judgment, the Consortium dismissed its claim at the hearing on 17 June 2003. The appeal was then rejected by the *TAR* of the Lazio Region. The hearing to discuss the merits of the case was held on 18 November 2003 before the Council of State. During the hearing, the Council of State acknowledged the statement submitted by the counsel to Lottomatica regarding the merger by incorporation of Lottomatica in Tyche and the resulting change in company name of the merging company to Lottomatica, and thus declared the dispute suspended pursuant to Article 300 of the Italian Code of Civil Procedure. Only GTECH CORPORATION and OBERTHUR GAMING TECHNOLOGIES s.a.s. served the notice of reinstatement. At the hearing on 28 October 2004 the plaintiff companies asked for the trial to be stricken from the docket;

c) appeal filed by the ESULTALIA Consortium (composed of SNAI, VENTURINI e C. S.p.A., POSTE ITALIANE and ETI): Poste and ETI also jointly took part *ad adiuvandum* in the appeal filed by SNAI and VENTURINI contesting the award on 30 July 2001. At the hearing on 14 May 2003 Poste and ETI asked for the trial to be stricken from the docket. On 21 July 2003 SNAI and VENTURINI notified all subjects involved that it was renouncing its appeal, making it impossible to contest the adjudication following which a proper License Agreement was entered into. It should be noted that in December 2002, SNAI, VENTURINI, Poste and Eti requested *AAMS* to proceed to make the award to them. In a note dated 21 January 2003, *AAMS* replied that it was not in a position to make the award until the outcome of the dispute. This note was then challenged by SNAI and VENTURINI as further grounds added to the previous appeal and by Poste and ETI in a separate appeal. On 17 July 2003, Poste and ETI filed a petition for scheduling a hearing to settle the dispute which, as mentioned, referred to the deed of 21 January 2003 in which *AAMS* refused to assign the tender to EsuItalia Consortium. Furthermore, on 25 July 2003, Poste and ETI asked the State Monopolies not to rule until the administrative court had issued its judgment.

According to the counsels to Lottomatica, the appeal by Poste and ETI cannot have any effect on the assignment in favour of the Lottomatica Temporary Business Combine, which has since been confirmed and cannot be challenged, also taking into account the waiver of the main appeal by SNAI and VENTURINI. Indeed, Poste and ETI appeal is directed against the note by *AAMS* dated 21 January 2003 stating that it will not make an assignment and not against the assignment.
Again according to the counsels to Lottomatica, the request by Poste and ETI thus proceeds in a direction diametrically opposed to the outcome of the appeal - thus not to further defer assignment - and therefore the separate appeal by Poste and ETI can only be resolved by dismissal for lack of merit. Moreover, as confirmed by the counsels to Lottomatica, the deadline has passed for Poste and ETI to contest the confirmation of the assignment in favour of the Lottomatica Temporary Business Combine by *AAMS* (notified to them), thus causing them to lose interest.

***B)* Pending Litigation**

1. DATASIEL Arbitration – SISTEMI TECNOLOGIE DI INFORMATICA S.p.A.
On 22 April 2003, the company Datasiel-Sistemi Tecnologie di Informatica S.p.A. initiated an arbitration proceeding against Lottomatica to verify that the expiry date for the contract entered into between said company and Lottomatica, concerning the service of operating the *Centro di Elaborazione di Zona (CEZ)* for Genoa, was established as at least 17 April 2012. Lottomatica contested this claim (according to Lottomatica the contract expired on 17 April 2003) and appointed its own arbitrator.
At the hearing on 6 October 2003 the two arbitrators appointed by the parties (Professor Angelo Piazza for Lottomatica and Professor Carlo Maria Guerci for Datasiel) appointed the third arbitrator (Professor Ernesto Stajano) to act as Chairman. During this hearing the Arbitration Board set the deadline for issuing its award at 180 days, with the possibility of extension, giving the parties until 30 October 2003 to submit their requests and produce evidence. On 10 October 2003 Lottomatica filed a counterclaim for violation of the contractual guarantee of competitive fees charged by Datasiel to Lottomatica, asking that the board rule that Lottomatica should be refunded the greater amount paid to Datasiel for the services rendered. Lottomatica thus specified its own requests, as did Datasiel, filing their respective briefs within the stated deadline. The attempt to settle the dispute was declared unsuccessful on 10 November 2003. The Board therefore granted the deadline of 20 December 2003 for filing documents, submitting preliminary claims and formulating the final claims, and filing the relevant briefs, with 15 January 2004 as the deadline for objections. On 23 February 2004 the Chairman of the Arbitration Board accepted a request by Lottomatica aimed at determining the amount for the counterclaim,

and appointed Professor Adriano Propersi as responsible for the *CTU*[17]. The *CTU* appointed by the Board was sworn in on 15 March 2004. In a decree dated 29 March 2004, the Chairman of the Arbitration Board determined the requests to be submitted to the *CTU* largely repeating those formulated by Lottomatica. The *CTU* was delegated the tasks of:

a) verifying whether the contractually determined costs to Lottomatica may be considered competitive compared to those practiced on the national and international market for similar services, and thus whether they may be considered justified in relation to the services offered by Datasiel, considering the amount and quality of the services rendered;
b) whether the consideration was determined, over the various years the contract was in force, based on a cost-services ratio to be calculated in accordance with the terms of the contract.

In the same decree dated 29 March 2004, the Chairman of the Arbitration Board ordered that expert consulting operations begin on 2 April 2004, establishing a period of 90 days for the conclusion thereof, and assigning the parties a deadline of 2 April 2004 for naming their own *CTP*[18]. Lottomatica appointed as its own *CTP* Mr. Fabrizio Feliziani. Operations were concluded on 2 July 2004. At the meeting on 30 July 2004 the counsel to Lottomatica petitioned for permission to examine the *CTU* and formulate remarks and counter-deductions. The counsels to Datasiel opposed this petition. The Arbitration Board, accepting the petition formulated by the counsel to Lottomatica, allowed the parties to formulate their own remarks and counter-deductions regarding the *CTU* and decided to extend the deadline for filing award by 180 days, granting the parties until 20 September to file their preliminary investigation briefs and until 5 October to file statements of defence. At its hearing on 14 October 2004, the Board accepted the petition formulated by the counsel to Lottomatica for the need for an supplementary preliminary investigation with reference to the procedures used to value Datasiel considerations. It fixed the date of 26 October 2004 for the hearing of the *CTU* and the consultants appointed by the parties. At the hearing of 26 October the Board of Arbitrators completed the supplementary preliminary investigation relating to the technical consultancy of Professor Propersi, granting the parties until 8 November to define their questions, 30 November to specify the conclusions and 13 December for replies. The counsels to Lottomatica feel that the Datasiel action is not destined to be successful, as highlighted in the records of the case. The very concept of renewal of the licence also implies its expiration. In other words, the Licence could not be renewed if it had not first expired. If the expiration of the Datasiel contract is tied to the expiration of the Licence, there is thus no doubt that said contract has expired and that Datasiel may therefore make no claims against Lottomatica. This is, naturally, the state of the papers at the initiation of arbitration proceedings. So far as the counterclaim is concerned, notwithstanding the arguments put forward by Lottomatica, the *CTU* appears to consider that it will not be granted.

2. TICKET ONE S.p.A. Litigation

On 12 August 2003 the company Ticket One S.p.A., active in the services industry and ticketing in particular, filed an appeal with the *TAR* of the Lazio Region aimed at verifying, *inter alia*, Lottomatica's obligation to make its own network available to third parties at the same conditions offered to its subsidiary Lottomatica Italia Servizi S.p.A.

Prior to notification of the aforementioned petition, the company Ticket One had formulated out of court its own petition to access the Lottomatica network, in a note dated 12 March 2003. After acquiring a *pro veritate* opinion based on which the counsels to

[17] [*Consulenza Tecnica d'Ufficio* = Court-appointed Expert].
[18] [*Consulente Tecnico di Parte* = Parties' appointed Expert].

Lottomatica decided the company does not have any legal obligation to make its own network infrastructure available to third party competitors, acknowledged the above mentioned note of Ticket One and rejected the requests submitted by it.
On 3 December 2003 Ticket One also served a writ of summons before a civil court (Civil Court of Rome) which essentially repeated the same claims submitted to the administrative court. Ticket One asked to be reimbursed € 10 million for illegitimate use of the network by Lottomatica and LIS, in addition to a ruling prohibiting the company from performing any further act of unfair competition, and, alternatively, to have the network available.
Lottomatica and LIS appeared according to a formal procedure in both proceedings, and, given the fact that Ticket One had submitted the same claims before two different courts, filed an appeal for a preliminary proceeding to determine jurisdiction before the Joint Divisions of the Court of Cassation, asking that the proceedings themselves be suspended.
At the hearing on 24 June 2004, the *TAR* of the Lazio Region accepted the request filed by Lottomatica and suspended the proceeding, arranging for the documents to be referred back to the Court of Cassation.
Regarding the civil action, at the hearing on 14 July 2004 the Court reserved ruling on the petition by Lottomatica to suspend the suit, awaiting the outcome of the Preliminary Proceeding to determine Jurisdiction or in any case, alternatively, subject to the settlement of the administrative proceeding. By order of 28 July 2004, the Civil Court of Rome rejected the application filed by Lottomatica and LIS and set down a hearing for 9 December 2004 for the continuation of proceedings. At the hearing of 9 December 2004 the Court gave the Parties 30 days to file briefs containing detailed argumentation or amendment of claims and objections already made and a further period of 30 days for replies pursuant to Article 183, 5 paragraph, of the Italian Code of Civil Procedure. The case was adjourned to the hearing of 6 April for findings in relation to the preliminary investigations pursuant to Article 184 of the Italian Code of Civil Procedure.
According to the counsels to Lottomatica and LIS, the claims submitted by Ticket One appear to be groundless.

3. **Antitrust (Lottomatica – Sisal)**
On 16 July 2003 the Italian Competition Authority started a proceeding aimed at verifying an alleged understanding between Lottomatica and its competitor SISAL in the gaming sector, and on 18 July 2003 said Authority carried out an inspection of the Lottomatica offices. Lottomatica filed a confidentiality petition for the documents gathered at said offices, which was partly accepted, partly deferred and partly rejected. On 10 June 2004, the Competition Authority carried out another inspection at the Lottomatica offices, during which it gathered additional documentation on which the company asked for a confidentiality petition. On 14 June 2004 the Authority presented Lottomatica with a request for information concerning the market value of the games, as well as the turnover and investments made by Lottomatica in the period 2000-2003. During the proceeding the following persons were heard in addition to the parties Sisal and Lottomatica: FIT, the foreign operator G-TECH, Mr. Luciano Consoli in his quality as Managing Director of the company Formula Giochi and the Associazione di Totoricevitori UTIS and, finally, *AAMS*.
Lottomatica accessed the proceeding records as necessary to verify the content of the previous hearings and all of the available documentation gathered from time to time by the Authority, in order to better assess the elements in the possession of the Authority and adjust its own defensive strategy accordingly.
In a notice dated 3 August 2004, as a result of the documentation gathered and the hearings held, the Authority sent the findings of its preliminary investigation, alleging an understanding between Lottomatica and Sisal. The Authority set the infra-procedural deadline for the acquisition stage of probative elements for the case on 8 October 2004,

a deadline which the Authority postponed to 13 October, granting the parties until 5 days before said date to present any further written briefs and documents. On 8 October, the counsels to Lottomatica filed the legal brief and on 13 October the final hearings of Lottomatica itself and Sisal were held.
30 November 2004 was the deadline for concluding the proceeding.
At its meeting of 25 November 2004 the Competition Authority resolved to close the preliminary investigation fining Lottomatica and Sisal by a sum, pursuant to current regulations, proportionate to their individual turnover, amounting to € 8 million and € 2.8 million respectively. The Authority also ordered Lottomatica and Sisal to end their conduct tending to distort competition, requiring them to give notice of the measures taken within 90 days.
Lottomatica challenged the reasonableness of the accusations made against it by the Authority, filing an appeal through its counsels with the *TAR* against the decision, requesting, *inter alia*, the suspension of the above order. The hearing for the discussion of the request for suspension will be held on 2 March 2005.

4. Amusement with prize machines

The company SAPAR – Associazione Nazionale Apparecchi per Pubbliche Attrazioni Ricreative – and FM S.r.l. filed with *AAMS* and the Ministry of Interior - Public Administration Department – an appeal before the *TAR* of the Lazio Region aimed, *inter alia*, at obtaining the suspension and eventual annulment of the tender selection open to subjects for licensing the activation and operation of the network to manage legal games, using amusement and entertainment equipment, as well as related activities and functions. Lottomatica and other licensees each filed their briefs against the aforementioned appeal. With an order on 9 June 2004, the *TAR* of the Lazio Region rejected the suspension request filed by SAPAR. The suspension and annulment of the tender in question was also requested in a separate petition before the *TAR* of the Lazio Region by a group parties who rent the equipment in question (Aliffi + others). A group of operators also participated *ad adiuvandum* in opposition of the petition. At the hearing of 29 September 2004, the *TAR* of the Lazio Region concluded that there was no *periculum*, striking the trial from the docket. The plaintiffs filed a petition to schedule a hearing to discuss the merits of the case, fixed for 27 April 2005. The *TAR* also ordered the consolidation of the two actions. According to the counsels to Lottomatica, the claims submitted by the plaintiffs, while raising matters of some delicacy, appear to be groundless.

Subsequent events

Set out below are the main events subsequent to the end of the financial year:

- 2005 Budget Law was approved on 30 December 2004 with a number of innovations on Lotto in relation to state tax on winnings (6%) and the increase of lot multipliers. These innovations came into effect with the first competition for 2005: wagers of 30 and 31 December and 3 January together with the draw of 3 January.
- Starting from 1 January 2005 Lottomatica, Lottomatica Sistemi, Lottomatica Italia Servizi, Totobit Informatica Software e Sistemi, Lis Finanziaria e Sed Multitel participate in their capacity as subsidiary companies in the payment of Group V.A.T. pursuant to Article 73 of Presidential Decree No. 633/1973.
- Starting from 27 January, following the introduction of facilities for the payment of Telecom bills at more than 18,000 LIS sales outlets on 23 September 2004, the service has been extended to Enel bills. One of the special features of this undoubtedly interesting business is the payment of the utilities bills exclusively by Pagobancomat card. This allows the retailer to avoid the management of cash, hence also avoiding the need to set up any kind of guarantee, at the same time as removing the risk of non-payment for LIS.
- On 1 February 2005 the VIDEOLOT S.p.A. Temporary Business Combine was established, intended to act as a licensee as a replacement for the Temporary Business Combine.
- 51% of VIDEOLOT S.p.A. Temporary Business Combine is owned by LOTTOMATICA and 49% by TRIPLET S.p.A.. The concession has not yet been transferred to the company VIDEOLOT S.p.A. Temporary Business Combine, because still waiting for the appropriate instructions from *AAMS*.
- On 2 March 2005 Lazio Region *TAR* rejected the application for the suspension of the fine of € 8 million imposed on Lottomatica by the Competition Authority although agreeing to the suspension of the corrective measures setting the date for the hearing to discuss the merits of the case for 4 May 2005.
- On 3 March 2005 the share capital of Lottomatica S.p.A. was increased by an additional 70,000 shares by effect of the exercise of the stock options in relation to the plan resolved on by the Board of Directors of 11 June 2003. The share capital thus stands currently at **€ 89,009,280.00**.

Outlook

Lotto wagers during the first months of 2005 were up with respect to the same period of the previous year by about € 618 million (+50%) amounting to € 1,863 million compared to € 1,245 million recorded in 2004.

The positive trends of the instant Lotteries is confirmed, with a volume collected of € 165.7 million, exceeding expectations by about 7% both because of the increase in price and because of increases in volumes.

The services business has continued to grow in the first two months of the year compared to the previous year, particularly with reference to the top-ups business. The other businesses have continued to maintain the levels of 2004 results in spite of the opening of alternative payment channels.

The market share for sports pools remains at 26% in a sector experiencing continuing contraction.

PROJECT FOR TRANSITION TO IAS/IFRS

European Union Regulation No. 1606 of 19 July 2002 provides that, starting from 2005, all European Union companies listed on regulated market will be required to prepare consolidated accounts in compliance with international accounting standards (IAS, International Accounting Standards and IFRS, International Financial Reporting Standards). The approval of international accounting standards was formalised by the European Union with the passing of Regulation No. 1725 of 29 September 2003, adopting a number of accounting standards in compliance with EC Regulation No. 1606/02. The Regulation was published on the Official Journal of the European Communities No. L 261 of 13 October 2003.
Further sets of regulations have been issued to complete and supplement the reference regulatory framework of all international accounting standards, namely EC Regulation No. 2086/2004 of 19 December 2004, No. 2236/2004, No. 2237/2004 and No. 2238/2004 of 29 December 2004.

National governments have also been delegated to extend the obligation to apply the IAS/IFRS to the financial statements of listed companies with the power to apply them to subsidiaries of listed companies. Article 25 of Law No. 306 of 31 October 2003, Community Law 2003 (published on the Official Journal of the European Communities No. 266 of 15 November 2003), is concerned with the options provided for under Article 5 of EC Regulation No. 1606/02 relating to the application of international accounting standards. According to these provisions, in addition to those companies covered by Community Regulation, listed companies will be required to use the IAS for the drawing up of their financial statements.

During 2004, Lottomatica started a complex project for transition to IAS/IFRS which, in addition to complying with an obligation imposed by European legislation, is intended to bring the Group's accounts increasingly in line with requirements of international financial markets. The project involves both the Parent Company and subsidiary Companies. It is planned to set up a number of specialised working groups dealing with specific issues and with the task of defining the new standards to be used for the Group's consolidated financial statements starting from 1 January 2005 and, if subsequently required under national legislation, for the statutory financial statements of the Parent Company and its subsidiary Companies.

The preliminary stage of the project entailed the analysis of the main differences between Italian national and international accounting standards (with reference both to those currently in force and the main amendments set out in the IAS/IFRS review proposals), as well as the assessment of alternative accounting treatments permitted under these latter.
A second phase involved the drawing up of new accounting layouts, assessment of the changes to be made to information flows and business procedures, the drafting of Standards Manuals, the design and implementation of new group IAS/IFRS accounting processes, the definition of new reporting procedures for the Companies in the scope of consolidation, the adaptation of the Parent Company's IT systems for the drawing up of the consolidated financial statements in accordance with IAS/IFRS. The first stage (six months) of the project will be completed in 2005 for the purposes of drawing up the consolidated financial statements.

The analysis undertaken up to now has revealed a number of differences with respect to Italian accounting standards described further below:

- *information*: the presentation of economic/financial sector information relating to different types of products and services provided by the Company;

- *goodwill and consolidation difference*: these items will no longer be systematically amortised in the income statement but must be subjected to an evaluation, to be effected at least annually, for the purpose of identifying a possible loss of value (impairment test);
- *consolidation standards*: it is no longer possible to exclude companies which are insignificant in size, in liquidation or with businesses differing from that of the Group; shares of consolidated subsidiary companies entered in current assets must be consolidated;
- *stock options*: IFRS 2 classifies stock options in the category of "equity settled share-based payment transactions" or "goods or services purchased by the payment of instruments representing capital". In particular, according to this standard, stock options must be valued at the related grant date at their fair value, shown as a cost in the income statement with its balancing entry in an increase in the reserves of shareholders' equity;
- *Staff Severance Fund*: Italian standards require to enter liabilities for Staff Severance Fund (*TFR*) on the basis of the nominal payable accruing at the date of the closing of the accounts. Under IAS/IFRS Staff Severance Fund is classified as defined benefit plans subject to actuarial valuation to evaluate the current value of the benefit, payable at the end of the employment relationship, accruing to employees at the date of the accounts;
- *financial instruments*: different criteria for the entry of financial assets and liabilities and the different accounting treatment in relation to valuation of financial assets which are "held for trading" and "held for sale" and of financial liabilities (amortised cost);
- *derivative instruments*: all derivative instruments must be entered in the financial statements at their related fair value. The procedures for recording derivative instruments vary according to their characteristics (hedging and non-hedging instruments);
- *extraordinary items*: extraordinary items are eliminated;
- *procedures for entering intangible assets*: the IAS define intangible assets with greater rigour, prohibiting the capitalisation of the greater part of charges covering more than one year which, because of their characteristics of greater uncertainty with respect to real intangible assets, do not satisfy the pre-requisites to be shown separately under assets.

Currently the procedures for identifying the impact of the differences identified on the accounts for every Group company are still being defined.

Other smaller differences which have also been identified are still being examined in further detail.

CORPORATE GOVERNANCE

Lottomatica's current corporate governance structure is based on the so-called traditional model and hence with a Board of Directors and a Board of Statutory Auditors appointed by the Shareholders' Meeting.
The current Board of Directors is made up of 14 members who will remain in office up to the approval of the financial statements for the financial year ended on 31 December 2004.
The Board has delegated a part of its powers to the Managing Director-General Manager, conferring the same powers also on the Chairman of the Board of Directors to be exercised in cases of need or in any circumstances when the Managing Director him/herself is unable to act or absent.

The Company has agreed to be bound by the Self-Governance Code for Listed Companies on the Italian Stock Exchange (The Code).
Currently, four out of the fourteen board members appointed satisfy the requirements set out by the Code to act as independent directors.
The Board of Directors has also appointed a remuneration committee and an internal control committee.
These committees are each made up of three board members and carry out the consultative and proposing functions envisaged by the Code.
To complete the general description of the corporate governance mechanisms, it should be emphasised that the Company has approved four sets of regulations currently in force:

1. Rules of the Shareholders' Meeting, regulating the functioning of the Shareholders' Meeting;
2. Regulations on price sensitive information governing the communication of documents and information regarding the Company and the Group to the public which might have a significant influence on the price of financial instruments;
3. Code of Conduct on internal dealing governing procedures for communicating transactions on Company financial instruments to the Stock Exchange and to the Market effected by parties identified as recipients of important information;
4. Regulations on transactions with related parties governing the areas of competence and procedures envisaged for the approval of transactions within the Group or with other related parties.

In November 2004 Lottomatica's Board of Directors approved the compliance program (*Modello di organizzazione, gestione e controllo)* provided for by Legislative Decree No. 231 of 8 June 2001 introducing a regime entailing administrative liability on companies for crimes against the Public Administration and for corporate "white-collar" crimes committed by the directors, managers or employees in the interests, or to the advantage, of the companies themselves.
The program approved by Lottomatica is consistent with the Guidelines drawn up by Confindustria[19].

PROCESSING OF PERSONAL DATA

In compliance with Legislative Decree No. 196/03, "Personal Data Protection Code - Annex B – Protective and Security Measures"[20] the Company has drawn up the Policy Paper on Security[21] (Legislative Decree No. 196/03 – Annex B - Paragraph 26).

[19] [*Confederazione Generale dell'Industria Italiana*, Italian Employers' Federation].
[20] [*Codice in materia di protezione dei dati personali – Allegato B – Misure di tutela e garanzia*].
[21] [*Documento Programmatico per la Sicurezza*].

Explanatory Notes

GRUPPO LOTTOMATICA giochi e servizi

CONSOLIDATED BALANCE SHEET - ASSETS		Report as of 31.12.2004	Report as of 31.12.2003
A) DUE FROM SHAREHOLDERS FOR UNPAID CAPITAL		1,665	1,376
	TOTAL A)	1,665	1,376
B) FIXED ASSETS			
I INTANGIBLE ASSETS			
1) Start-up and expansion costs		5,455	7,639
2) Research, development and advertising costs		5,257	189
3) Industrial patent and intellectual property rights		10,553	7,840
4) Concessions, licences, trademarks and similar rights		3,758	2,796
5) Goodwill		363,651	434,733
- Consolidation difference		28,847	56,411
6) Fixed assets under development and advances		2,007	696
7) Others		7,916	4,845
	Total	427,444	515,149
II TANGIBLE ASSETS			
1) Land and buildings		6,963	9,422
2) Plant and equipment		45,769	29,981
3) Industrial equipment		86	184
4) Other assets		1,406	2,120
5) Fixed assets under construction and advances		774	3,296
		54,998	45,003
FREELY TRANSFERABLE ASSETS			
2) Plant and equipment		52,193	81,452
3) Industrial equipment		1,234	-
4) Other assets		89	211
5) Fixed assets under construction and advances		7,632	25,366
		61,148	107,029
	Total	116,146	152,032
III INVESTMENTS			
1) Equity investments in:			
a) Unconsolidated subsidiary companies		-	12,146
a bis) Subsidiary companies		747	976
b) Associated companies		-	-
d) Other companies		384	601
2) Receivables			
- From others		426	717
3) Other Securities		36	36
	Total	1,593.00	14,376
	TOTAL B)	545,183	681,557
C) CURRENT ASSETS			
I INVENTORIES			
1) Raw materials, secondary materials and consumables		1,445	1,624
2) Work in progress and semi-finished goods		93	110
4) Finished goods and goods		3,727	2,839
	Total	5,265	4,573
II RECEIVABLES			
1) Due from customers		57,366	33,604
- trade receivables		56,739	33,604
- financial receivables		627	-
Due from customers beyond 12 months		2,647	2,561
- trade receivables		2,020	2,561
- financial receivables		627	-
2) Due from unconsolidated subsidiary companies		80	2,803
- trade receivables		80	2,803
- financial receivables			
4) Due from parent companies			
4-bis) Tax assets		29,978	15,455
4-ter) Advance taxes		47,057	49,268
5) Due from others		117,522	47,865
- other receivables		110,558	43,929
- financial receivables		6,964	3,936
Due from others beyond 12 months		605	20,193
- other receivables			11,799
- financial receivables			8,394
	Total	255,255	170,755
III Current Financial Assets			
4) other equity investments			94
6) other securities		64,129	615
	Total	64,129	709
IV CASH AND EQUIVALENT			
1) Bank and postal deposits		241,446	198,407
2) Cheques			
3) Cash on hand and valuables		149	702
	Total	241,595	199,109
	TOTAL C)	566,244	375,146
D) ACCRUED INCOME AND PREPAID EXPENSES			
- Accrued income and prepaid expenses		8,104	9,054
- Discount on bond issue within 12 months		194	194
- Discount on bond issue beyond 12 months		578	772
	TOTAL D)	8,876	10,020
TOTAL - ASSETS		1,121,968	1,068,038
Receipts and Payments (Presidential Decree No. [illegible])			
Ministry for Receipts and Payments due within the next six months		19,100	78,864
Bank and postal deposits		460,759	108,647
	Total	479,859	187,511
Receipts and Payments for Totocalcio Game			
- Deposits with banks		1,805	5,502
	Total	1,805	5,502
Grand Total		1,603,632	1,261,051

CONSOLIDATED BALANCE SHEET - LIABILITIES			Report as of 31.12.2004	Report as of 31.12.2003
A)	SHAREHOLDERS' EQUITY			
	PARENT COMPANY			
I	Share capital		88,939	88,809
II	Share premium reserve		116,079	243,616
III	Revaluation Reserve pursuant to Law No. 350/2003		20,844	20,844
IV	Legal Reserve		17,762	17,711
VII	Other Reserves			
	-) Share exchange reserve			15,382
	-) Consolidation reserve for subsidiary companies		-18,180	2,033
VIII	Profit (loss) carried over		-	3,450
IX	Profit (loss) for the period		60,719	9,150
	CONSOLIDATED SHAREHOLDERS' EQUITY FOR THE GROUP		286,163	400,995
	MINORITY INTERESTS			
	-) Capital, reserves and results carried over		7,152	3,287
	-) Profit (loss) for the period		479	531
	CONSOLIDATED SHAREHOLDERS' EQUITY OF MINORITY INTERESTS		7,631	3,818
		TOTAL A)	293,794	404,813
B)	PROVISIONS FOR RISKS AND CHARGES			
1)	Pension and similar costs		1,510	1,625
2)	Provision for Taxes (including deferred taxes)		7,971	2,363
3)	Other provisions		19,396	2,746
		TOTAL B)	28,877	6,724
C)	STAFF SEVERANCE FUND	TOTAL C)	6,813	5,666
D)	PAYABLES			
1)	Bonds due within 12 months		473	473
	Bonds due beyond 12 months		360,000	360,000
4)	Due to banks		99	4,554
	Due to banks beyond 12 months		-	1,131
5)	Due to other lenders		2,617	3,472
	Due to other lenders beyond 12 months		119	238
7)	Due to suppliers		175,279	117,330
	Due to suppliers beyond 12 months		-	-
8)	Debt instruments		-	1,331
	Debt instruments beyond 12 months		-	67
9)	Due to unconsolidated subsidiary companies		112	10,955
	-) *trade payables*		101	234
	-) *financial payables*		11	10,721
10)	Due to associated companies		-	-
11)	Due to parent companies		19,245	475
12)	Taxes payable		13,338	15,844
	Taxes payable beyond 12 months		-	2,638
13)	Due to social security institutions		2,428	2,576
	Due to social security institutions beyond 12 months		-	141
14)	Other payables		210,369	123,783
	-) *Other payables*		209,653	123,573
	-) *Financial payables*		716	210
	Other payables beyond 12 months		280	201
	-) *Other payables*		273	
	-) *Financial payables*		7	
15)	Due to affiliated companies		4,428	1,299
		TOTAL D)	788,787	646,508
E)	ACCRUED EXPENSES AND DEFERRED INCOME	TOTAL E)	3,697	4,327
	TOTAL LIABILITIES		1,121,968	1,068,038
	Receipts and Payments (Presidential Decree No. 560 of 16.09.1996)			
	PAYABLES to Ministry for profits due to the Tax Office		459,406	141,353
	PAYABLES to Ministry for pension funds		12,264	16,130
	PAYABLES to Ministry for the financing of a great number of winnings			
	PAYABLES to Ministry for accrued interest		855	-442
	PAYABLES to Lottomatica		730	3,177
	PAYABLES for winnings to be paid		6,592	26,457
	PAYABLES for a great number of winnings		10	836
	PAYABLES to telephone operators		2	1
		Total	479,859	187,511
	Receipts and Payments for Totocalcio Game			
	Payables to AAMS	Total	1,805	5,502
	Grand Total		1,603,632	1,261,051
	MEMORANDUM ACCOUNTS			
	GUARANTEES ON BEHALF OF THIRD PARTIES		261,753	155,456
	Commitments		-	86,255
	OTHERS		36,186	-
		Total	297,939	241,711

CONSOLIDATED INCOME STATEMENT	Report as of 31.12.2004	Report as of 31.12.2003
A) VALUE OF PRODUCTION		
1) Revenues from sales and services	1,218,536	956,860
2) Change in inventories	-26	-80
4) Capitalisation of internal construction costs	1,418	295
5) Other earnings and proceeds	14,316	4,067
TOTAL A)	1,234,246	961,142
B) COSTS OF PRODUCTION		
6) Raw materials, secondary materials, consumables and goods	365,073	33,456
7) Services	517,731	647,516
8) Leases and rentals	11,007	13,131
Total costs for goods and services	893,811	694,103
9) Personnel		
a) wages and salaries	40,381	45,773
b) social security contributions	13,099	14,774
c) staff severance fund	2,335	2,189
d) pension and similar costs	-	33
e) other costs	287	444
Total personnel costs	56,102	63,213
10) Amortization, depreciation and write-downs		
a) Amortization of intangible assets	71,683	80,772
b) Depreciation of tangible assets	46,712	45,838
c) Other write-downs of fixed assets	609	
d) Write-down of current receivables and cash and equivalent	1,720	26
Total amortization, depreciation and write-downs	120,724	126,636
11) Change in inventories of raw materials, secondary materials, consumables and goods	-921	166
12) Provisions for risks	2,677	11
13) Other provisions	5,530	1,094
14) Other operating expenses	13,076	4,044
Total	20,362	5,315
TOTAL B)	1,090,999	889,267
DIFFERENCE BETWEEN PRODUCTION VALUE AND COSTS	143,247	71,875
C) FINANCIAL INCOME AND CHARGES		
15) Income from equity investments		
b) in other companies	1	40,556
16) Other financial income		
a) unconsolidated group companies	-	370
d) others	4,961	3,163
Total Financial Income	4,962	44,089
17) Interest payable and other financial charges		
a) group companies	-2	-142
d) others	-18,405	-20,434
Total Financial Charges	-18,407	-20,576
17 - bis) Foreign exchange gains and losses	166	883
TOTAL C)	-13,279	24,396
D) REVALUATIONS		
18) Revaluations:		
19) Write-downs:		
a) of equity investments	-243	-3,402
TOTAL D)	-243	-3,402
E) EXTRAORDINARY INCOME AND CHARGES		
20) Extraordinary income		
-) from sale of tangible assets	40	114
-) from sale of equity investments	812	
-) others	11,305	3,560
Total Extraordinary Income	12,157	3,674
21) Extraordinary charges		
-) from sale of tangible assets	-4	-69
-) from sale of equity investments	-333	-31,066
-) others	-31,047	-63,075
Total Extraordinary Charges	-31,384	-94,250
TOTAL E)	-19,227	-90,576
NET PROFIT BEFORE TAXES	110,498	2,293
22) INCOME TAXES FOR THE PERIOD	-29,863	-15,042
22 a) DEFERRED TAXES	-6,340	22,430
22 b) ADVANCE TAXES	-13,097	
- PROFIT (LOSS) FOR THE PERIOD	61,198	9,681
- MINORITY INTEREST	479	531
- PROFIT (LOSS) FOR THE GROUP	60,719	9,150

EXPLANATORY NOTES

PREAMBLE

Pursuant to Article 2497-*bis* of the Italian Civil Code, dealing with accounting information on the activities of company direction and co-ordination, a statement has been drawn up setting out a summary of the essential data from the last financial statements of the Company carrying out the activities of direction and control.

This company also draws up the consolidated financial statements.

The direction and co-ordination activities carried out by De Agostini S.p.A. can be summarised as follows:

- ensuring consistency in the decision-making process implementing the business strategy followed by the Group as a whole;
- the application of powers and duties of control in the context of the principles/rules on which the relationship between parent and subsidiary companies is based (Article 2359 of the Italian Civil Code).

The bodies of the Parent Company are also responsible for the following:

- the designation of members of the Board of Directors of Lottomatica;
- the validation of stock option plans;
- resolutions dealing with investments exceeding € 50 million;
- the definition of the Group's macro-organisation and the remuneration policy guidelines.

DEAGOSTINI SPA - FINANCIAL STATEMENTS AS OF 31.12.2003	
(Values in €/000)	
BALANCE SHEET	
ASSETS:	
A) Due from shareholders for unpaid capital	0
B) Fixed assets	280,951
C) Current Assets	290,725
D) Accrued income and prepaid expenses	47
Total Assets	571,723
LIABILITIES:	
A) Shareholders' Equity:	
- Share Capital	42,000
- Reserves	70,308
- Operating profit (loss)	33,802
B) Provisions for risks and charges	2,066
C) Staff Severance Fund	1,081
D) Payables	421,925
E) Accrued expenses and deferred income	541
Total Liabilities	571,723
GUARANTEES, COMMITMENTS AND OTHER RISKS	2,672,297
INCOME STATEMENT	
A) Value of production	4,208
B) Production costs	-19,817
C) Financial income and charges	50,219
D) Revaluations	-977
E) Extraordinary income and charges	83
Income taxes for the period	86
Operating profit (loss)	33,802

Pursuant to Article 2423, paragraph 4, of the Italian Civil Code, liability item "*15. Due to affiliated companies*" has been included in the balance sheet in order to better reflect commercial relations with the De Agostini Group companies as of 31.12.2004, given their significance.

A specific category of tangible assets was entered in the assets, named "freely transferable assets", in order to show the company's standing according to the nature of the business performed.

Notwithstanding Article 2426 of the Italian Civil Code, assets were revalued pursuant to Law No. 350/2003.

Consequential to the information to be provided in the Balance Sheet and the Income Statement, the figures recorded in the accounts as deferred and advance taxes have been shown by the addition of two specific items to the components indicated separately under Receivables C): *4-bis) taxes payable* and *4-ter) advance taxes*. A item was added to the Income Statement for the same reason as the above, namely *17-bis) Foreign exchange gains and losses*. The data as of 31 December 2003 were also reclassified in order to provide a correct basis of comparison.

Balance Sheet and Income Statement have been prepared in accordance with the requirements of the Italian Civil Code regarding Consolidated Financial Statements.

The accounting policies applied comply with legal requirements and are consistent with those adopted for the preparation of the statutory financial statements.

The various areas of business and the volume of revenues earned during the period are discussed at length in the *"Management Report"*, to which reference is made.

Consolidated net income as of 31 December 2004 amounts to €/000 61,198 including the minority interest of €/000 479.

Subsequent Events and *Relations with related parties* are described in the *Management Report*, to which reference is made.

All amounts are stated in thousands of Euros.

The financial statements as of 31 December 2004 are subject to auditing by Reconta Ernst & Young S.p.A., the results of which are attached hereto.

GENERAL ASPECTS

SCOPE OF CONSOLIDATION

The scope of consolidation as of 31 December 2004 includes the companies in which Lottomatica, the Parent Company, holds the majority of voting rights or otherwise exercises a dominant influence.

The scope of consolidation of the Lottomatica Group as of 31 December 2004 comprises the following companies:

- *Lottomatica Italia Servizi S.p.A.*, 92.5% owned by Lottomatica S.p.A. (92.5% as of 31.12.2003), which provides services for citizens and businesses via the Lotto Game network;
- *Lottomatica Sistemi S.p.A.*, 100% owned by Lottomatica S.p.A. (100% as of 31.12.2003), which manages the Area Data Processing Centres (*CEZ*) that comprise the remote element of the Parent Company's IT network;
- *Cimatica Gaming S.A.*, 100% owned by Lottomatica S.p.A., whose objects are to acquire, manage and administer financial and equity investments;
- *PCC Giochi e Servizi S.p.A.*, 100% owned by Lottomatica Sistemi S.p.A. (100% as of 31.12.2003), which provides specialist hardcopy media;
- *Consorzio Lottomatica Giochi sportivi*, established on 3 June 2003 and 85% owned by Lottomatica, which operates the Totocalcio game;
- *Consorzio Lotterie Nazionali*, established on 10 December 2003 between Lottomatica S.p.A., Scientific Games International Inc., Arianna 2001 S.p.A., Olivetti Tecnost S.p.A. and Servizi Base 2001 S.p.A..
  Shares in the endowment fund are divided as follows:
  Lottomatica 63%, Scientific Games 20%, Arianna 2001 15%, Olivetti Tecnost 1% and Servizi Base 2001 1%.
  The company started operating in March with the distribution of tickets for the Agnano Lottery.

- *Videolot Gestione S.p.A.*, 100% owned by Lottomatica S.p.A., which operates video lotteries;
- *Triplet S.p.A.*, 100% owned by Lottomatica S.p.A., which manages amusement machines ;
- *Totobit Informatica Software e Sistemi S.p.A.* acquired during December of last year, and 100% owned by Lottomatica Italia Servizi S.p.A.. The company operates an extensive network of multi-function mini-terminals installed at shops with significant footfall (such as bars/bet collection points, service stations, newsstands, and others) aimed at providing remote services "for citizens."
  At the moment, the system provides fixed and mobile telephone recharging services for all leading national operators.
  As of 31.12.2004, Medialan S.p.A. was finally merged by incorporation into *Totobit Informatica Software e Sistemi S.p.A.*; the company was in charge of marketing the network services provided by the parent company by means of multi-function mini-terminals;
- *Sed Multitel S.p.A.*, 60% owned by Totobit Informatica Software e Sistemi S.p.A. and 20% by Lottomatica S.p.A.. The company was established on 28 November 2002 for the purpose of providing a specialised organisation capable of ensuring the necessary technological support, by coordinating and managing its own processing centres and through outsourcing, for the typical transaction activities of the remote services offered;
- *TTS S.r.l.*, 100% owned by Totobit Informatica, with its registered office in Marano di Napoli. Its business is to develop and distribute the software product to process and develop gaming systems at bet collection points. It provides clients with thorough technical/systems service, both by phone (through an in-house call centre) and on site. It also gathers subscription contracts throughout the territory for the services provided by the controlling company;
- *LIS Finanziaria S.p.A.*, 100% owned by Totobit Informatica Software e Sistemi S.p.A., specifically established and registered with the *Albo degli Intermediari Finanziari* pursuant to Article 106 of the *T.U.L.B.*, is the company responsible for managing the financial services that the parent company plans to bring into its network. It became fully operational from the end of September.

Change in consolidation perimeter
Compared to 31.12.2003, the changes in the consolidation perimeter have concerned the sale of GBC: on 28 July 2004 a deed for the transfer of 50% of GBC S.A. was formalised with Cirsa. The transfer price was set at € 64 million. The transfer was completed in September and resulted in a capital loss of €/000 333 and the inclusion of the Totobit Group, which had been consolidated only at the equity level as of 31.12.2003.
Two new companies, Triplet S.p.A. and Videolot Gestioni S.p.A., both 100% owned by Lottomatica, established in the course of the financial year to manage amusement with prize machines, also joined the Group.

Unconsolidated investments
The unconsolidated equity investments solely concern Lottomatica Argentina S.A., and Lottolatino do Brasil S.A., which have been put into voluntary liquidation.

The consolidation principles, the main accounting policies and the explanatory notes to the financial statements items are set out below.

CONSOLIDATION PRINCIPLES
The consolidation was prepared using the financial statements as of 31 December 2004 of the Parent Company Lottomatica S.p.A. and of the individual consolidated companies.

Subsidiary companies in which the Parent Company holds, directly or indirectly, more than the majority of voting rights or exercises a dominant influence are consolidated on a line-by-line basis.

The main criteria adopted are set out below:

- the book value of consolidated equity investments is eliminated against the related interest in their shareholders' equity and their total assets, liabilities, costs and revenues are combined on a line-by-line basis, regardless of the size of the equity investment held; the minority interests in shareholders' equity and in the results for the financial year are classified separately;
- the difference between the book value of an equity investment at the time of acquisition and the group's interest in its shareholders' equity at that time,
  - is classified as a consolidation difference in intangible assets, if positive, and amortised on a straight-line basis over the period it is expected to benefit, which does not exceed ten financial years having regard for the contribution that the equity investment is expected to make in the future;
  - is classified as a consolidation reserve within shareholders' equity, if negative.
- inter-company balances and transactions between consolidated companies are eliminated, as are internal or inter-group profits and losses, and the related deferred tax effect is recorded;
- inter-group dividends, recorded on an accrual basis, are eliminated;
- in the absence of a specific Italian accounting standard, assets held under finance leases are recorded in accordance with International Accounting Standard (IAS) 17, which requires:
  - the cost of assets to be recorded as tangible assets and depreciated accordingly;
  - the recognition of the financial payable to the lessor and of the related financial charges;
- alignment of the accounting policies of consolidated companies.

Given the specific nature of the activities of LIS Finanziaria S.p.A., this subsidiary company has been valued at equity.

ACCOUNTING PRINCIPLES

The criteria applied for the valuation of the items contained in this Report comply with legal requirements and are consistent with those adopted for the preparation of the Parent Company's statutory financial statements.

INTANGIBLE ASSETS

Intangible assets are recorded at purchase or production cost and amortised directly on a straight-line basis taking into account their useful lives. The purchase costs also includes any additional costs. The applied amortization criteria are as follows:

- start-up and expansion costs include the expenses incurred by the Parent Company to increase the share capital, to train and instruct personnel, incurred to expand the network and are amortised over five years. This item also includes costs incurred in relation to the acquisition of Branches of Business and to increase share capital, which are amortised over five years;
- research and development costs are amortised over five years, or in relation to the expected useful lives of the contracts to which they relate;
- advertising costs are amortised over five years, in relation to the expected useful life;
- industrial patents and intellectual property rights include the costs incurred for the acquisition and development, under licence for use for an indefinite time, of application software products, net of the amortization in line with the expected useful life (three or

four years depending on the product) and amortised on a straight-line basis starting from the financial year economic use commenced;

- concessions, licenses, trademarks and similar rights include the costs incurred for the acquisition of licenses of use for an indefinite time; these are amortised over three or four years depending on the expected useful life and amortised on a straight-line basis starting from the financial year economic use commenced;
- goodwill paid on the purchase of Branches of Business is amortised over five years; goodwill resulting from the merger by incorporation of Lottomatica in Tyche is amortised over the residual life of the Lotto Game concession (9 years and three months) believed to be representative of the time period during which it will provide an economic benefit to the company;
- "Other assets" mainly relate to the Parent Company and include the costs incurred to adjust the leased assets to the Company's technical and operational requirements; amortization rates are proportional to the residual life of the leases or, if shorter, to that of the expected use. Furthermore, they include costs incurred to issue the Bond capitalised in 2003, to be amortised over five years equal to the loan term. Finally, they include costs to improve the processing capacities of Lottomatica network;
- the difference arising on consolidation of the additional shares in Lottomatica Sistemi S.p.A. subscribed to in 2001 is being amortised over ten years, in view of the residual duration of the Lotto Game concession; the differences arising on consolidation of the additional shares in Lottomatica Italia Servizi S.p.A. subscribed to in 2001 are being amortised over ten years, in view of the contributions expected from these equity investments in the future; the consolidation differences arising from the acquisition of Totobit Informatica S.p.a. and of the additional shares subscribed to in TTS S.r.l. in 2004 are being amortised over ten years;
- fixed assets under development relate to purchases that had not entered into service or been tested as of 31 December 2004.

The table shows the amortization rates used for each category.

Intangible assets - Ordinary and Freely Transferable Assets	Amortization criteria
1) Start-up and expansion costs	5 years
2) Research costs	3 years
3) Patents	3 years
4) Concessions, licences	3 years
5) Goodwill	
-) Branches of Business	5 years
-) Merger difference	10.25 years
7) Others	
-) Leasehold improvements	contract term
-) Other Intangible Assets	2 years - 5 years

TANGIBLE ASSETS

Tangible assets are recorded at purchase cost, including additional charges (in accordance with the criteria laid down in Article 2426, paragraph 1, of the Italian Civil Code), and adjusted by the depreciation accumulated over the years.
The depreciation entered in the income statement is calculated systematically and constantly on the basis of the rates believed to be representative of the estimated useful life for each single asset category.
Following a review of the original estimate, the depreciation figures for assets acquired in the course of the financial year have been calculated on a *pro rata temporis* basis with reference to the date on which these assets entered into service.
The values of the tangible assets do not include the costs of ordinary maintenance required to keep them working efficiently, to ensure their expected useful life, their capacity and original productivity, nor that required to repair break-downs or breakages. These costs have indeed been entered in the income statement in the period in which they were carried out.
Within the scope of Law No. 350/2003, last year Lottomatica S.p.A. carried out a revaluation of the assets limited to the plant and equipment category posted in 1999 and 2000, by using the method of the reduction in the depreciation fund accumulated as of 31.12.2003. Lottomatica attributed a useful life of at least two years to the assets subject to revaluation included in the abovementioned categories.

Fixed assets under construction and advances include purchase costs and advances to suppliers for the acquisition of tangible assets still unused; they also include assets still unused held by third parties on consignment. The depreciation of these costs will be carried out at the time of their effective use.

Tangible assets - Ordinary and Freely Transferable Assets	Depreciation criteria
1) Land and buildings	3%
2) Plant and equipment	15% - 20%
3) Industrial and business equipment	25%
4) Other assets	12%

The table show the depreciation rates used for each category.

INVESTMENTS

Equity investments in unconsolidated companies are recorded at purchase or subscription cost, including additional charges, and adjusted to take account of any permanent losses of value. For the purpose of the year-end valuation and for appropriate comparison with their book value, shareholders' equity values have been converted to the currency of accounts at the year-end exchange rate. Where there is a permanent loss of value greater than the equity investment's book value, the deficit for the period has been entered in the Provisions for risks and charges.
Equity investments in subsidiary companies with different business purposes have been consolidated on an equity basis. The original acquisition cost is periodically adjusted to reflect, in the consolidated financial statements, the relevant share of the profits or losses attained by the related investee company in the period following the acquisition date.

INVENTORIES

Inventories are recorded at the lower of purchase or production cost, including additional charges, and their estimated realisable value determined with reference to market trends. Cost is determined on a "weighted-average cost" basis.

RECEIVABLES

These are stated at the estimated realisable value and classified as "Investments" or "Current assets", depending on their nature. These amounts comprise both the invoices already issued and the consideration for services, not yet invoiced, that had been provided and completed by 31 December.

Foreign currency receivables, originally recorded using the transaction-date exchange rates, are adjusted to reflect application of the period-end exchange rates and the resulting differences are recognised in the income statement as financial items.

CURRENT FINANCIAL ASSETS
These are represented by government bonds whose cost is the related purchase cost including additional charges increased by the accrued interest for the period.
These assets are assessed at the lesser between the cost and realisable value, calculated with reference to market trends.

CASH AND EQUIVALENT
These consist of bank and postal deposits, cash on hand and valuables and is valued at the estimated realisable value, which normally coincides with the face value.

PROVISIONS FOR RISKS AND CHARGES
Provisions for risks and charges cover known or likely losses or liabilities, the timing and extent of which cannot be determined at the end of the period. They reflect the best estimate of the costs to be incurred, having regard for outstanding commitments and the other information available. These are made up of:

- *"Pension and similar costs"*: representing the indemnities payable to a number of Directors on termination of their appointment pursuant to Article 2120 of the Italian Civil Code;
- *"Provision for taxes (including deferred taxes)"*: representing probable tax liabilities, the exact timing and extent of which cannot be determined; this item also include deferred tax liabilities resulting from the temporary differences between the statutory result and the taxable income, whenever these cannot be offset, due to their nature and terms, with advance taxes.
- *"Other provisions"*: representing other provisions:
  - *"provisions for losses on equity investments"*;
  - *"provisions for losses on restructuring charges"* to cover the cost of internal reorganisations and similar procedures;
  - *"provision for other charges"* to cover legal disputes, for example, based on an estimate of the charges to be incurred.

STAFF SEVERANCE FUND
The staff severance fund is determined in accordance with current legislation (specifically Law No. 297 of 29 May 1982, which requires an annual revaluation comprising a fixed element and a variable element based on the rate of inflation) and the applicable collective labour agreement.
Every year the fund is adjusted based on accruals at year-end in favour of the personnel employed at that date and is calculated net of advances paid also with regard to additional pension-funds.
The advances also include the substitute tax (11%) on the income resulting from revaluations of the staff severance indemnity paid by the withholding agent pursuant to Article 11, paragraphs 3 and 4, of Legislative Decree No. 47/2000.

PAYABLES
Payables are recorded at face value. Foreign currency payables, originally recorded using the transaction-date exchange rates, are adjusted to reflect application of the period-end exchange rates and the resulting differences are recognised in the income statement as financial items.

ACCRUALS AND DEFERRALS
These are recorded on an accrual basis to match costs and revenues to which they relate, in accordance with Article 2424-*bis*, paragraph 5, of the Italian Civil Code.

COSTS AND REVENUES
These are recorded according to the principle of prudence and on an accrual basis, with the recognition of the related accruals and deferrals. Financial income and charges are accounted for on an accrual basis. Revenues from Lotto wagers are represented by the remuneration determined by the resulting concessionary rates applied to the brackets of gross proceeds of the gaming performed. In relation to the contractual arrangements made with bet collection points and telephone operators, revenues from top-ups business are entered gross of the components of "re-invoicing" attributed to the item costs for services. Revenues from sales of finished goods are accounted for at the time of transferring the asset.

EXCHANGE DIFFERENCES
In compliance with Article 2426-8-*bis*) of the Italian Civil Code, foreign currency receivables and payables that fall due within 12 months are adjusted directly to reflect application of the period-end exchange rate, unless the related exchange risk is covered by a specific hedge.
Profits or losses deriving from this adjustment are entered separately in the income statement under item "17-bis) foreign exchange gains and losses", included among financial income components. Any net income must be allocated to a proper reserve not distributable before realization.
Profits or losses deriving from this adjustment are entered separately in the income statement under financial income and charges without any off-set.
The derivative financial instruments to hedge specific exchange rate risks are valued at the exchange rates in effect at the close of the financial year, and the corresponding costs and revenues are entered in the income statement as exchange rate differences depending on sign and type of transaction or to adjust the cost (revenues) of the asset purchased (sold), against the corresponding liability (asset) item.
Derivative instruments originally not intended for hedging but for which the assets or liabilities for the original coverage cannot be specifically identified are valued at the close of the financial year at the lesser between the cost and the market value.

INCOME TAXES
Income taxes for the period have been calculated and allocated on the basis of the best estimate of the taxable income carried out in compliance with the relevant provisions in force.
In accordance with the principle of prudence, assets from deferred taxes are only recognised if there is reasonable certainty that the taxable income for the years in which the related timing differences are expected to reverse will be sufficient to recover the value of such timing differences.
Assets for advance taxes and liabilities for deferred taxes are set off against each other, if allowed by law, and reported on a net basis in the financial statements. They are classified respectively under "4-ter) advance taxes" among current assets and under "2) Provision for taxes (including deferred taxes)" among provisions for risks and charges. The matching entries are reported as advance or deferred taxes within the income taxes for the period.
The fiscal benefit of tax losses carried forward is recognised if it is reasonably certain that such losses, even if incurred in prior financial years, will be offset against future taxable income.
Over the year under consideration the greater part of the Provision for deferred taxes was influenced by the tax effect of the application of the financing rules introduced by Legislative Decree No. 344 of 12 December 2003 concerning advance tax amortization.

Deferred taxes are determined using the tax rates expected to be in force when the related timing differences reverse. Appropriate adjustments are made for tax rate changes, on condition that the related legislation has come into force by the time the financial statements are prepared.
Starting from 2004, the Group, as a consolidated entity, will participate in the national fiscal consolidation for De Agostini S.p.A. Group companies.

No dispute is pending with Tax Authorities with reference to those financial years which are still open from a tax point of view.

MEMORANDUM ACCOUNTS

These have been entered in the financial statements in compliance with Accounting Standard 22 of the Italian board of registered certified accountants (*Dottori Commercialisti e Ragionieri*). "Guarantees given" (entered at their full amount) include the value of guarantees or other securities issued by the Companies or by insurance companies for direct or indirect contractual obligations of the Companies. They also include commitments connected to entering into derivative contracts from which rights and obligations arise connected to the transfer of financial risks inherent to the instrument between the contracting parties.

OTHER INFORMATION

In order to make the figures in the Balance Sheet of the Report as of 31 December 2004 comparable with those in the Financial Statements prepared on 31.12.2003, we note that some items have been reclassified where it has been deemed appropriate.

NOTES TO THE CONSOLIDATED BALANCE SHEET

ASSETS

A) DUE FROM SHAREHOLDERS FOR UNPAID CAPITAL

These amount to €/000 1,665 (€/000 1,315 as of 31.12.2003) and relates to amounts still to be paid into the endowment fund of Consorzio Giochi Sportivi (€/000 5) and of Consorzio Lotterie Nazionali (€/000 1,660) as of 31.12.2004.

B) FIXED ASSETS

These total €/000 545,183 (€/000 681,557 as of 31.12.2003). The item is made up of historical costs, excluding the relevant amortization and depreciation rates. Specifically:

Fixed assets (€/000)	Report as of 31.12.2003	Changes over the period							Report as of 31.12.2004
		Change in consolidation perimeter		Purchases	Sales	Write-downs	Other changes/Reclassifications	Amortization and depreciation	
		Increasing	decreasing						
I) Intangible Assets	515.149	420	-47.979	32.222	-	-685	-	-71.683	427.444
II) Tangible Assets	45.003		-9.569	16.489	-720	-1.660	15.704	-10.249	54.998
II) bis Freely Transferable Tangible Assets	107.029			6.248	-62	-35	-15.569	-36.463	61.148
III) Investments	14.376	-10.080	-590	237	-2.781	-388	819		1.593
TOTAL	681.557	-9.660	-58.138	55.196	-3.563	-2.768	954	-118.395	545.183

B I) INTANGIBLE ASSETS

Net Intangible Assets amount to €/000 427,444 (€/000 515,149 as of 31.12.2003):

Intangible Assets (€/000) - Gross values	Report as of 31.12.2003	Changes over the period					Report as of 31.12.2004	Amortization fund	Report as of 31.12.2004
		Change in consolidation perimeter	Purchases	Write-downs	Sales	Other changes			
1) Start-up and expansion costs	37,626	-1,245	1,848		-	-	38,129	-32,674	5,455
2) Research, development and advertising costs	618	334	6,074		-	-	7,026	-1,769	5,257
3) Industrial patent rights	36,072	12	10,449		-	40	46,573	-36,020	10,553
4) Concessions, licences, trademarks and similar rights	8,554	-446	2,704		-	-	10,812	-7,054	3,758
5) Goodwill	107,481	-37,312	2,416		-	-	72,585	-63,977	8,608
-) merger difference	501,959		-		-	-	501,959	-146,916	355,043
-) consolidation difference	65,105	-29,252	190		-		36,043	-7,196	28,847
6) Fixed assets under development and advances	636		1,958	-355	-	-292	2,007	0	2,007
7) Others	44,297	-	6,583	-330	-	252	50,802	-42,886	7,916
TOTAL	802,308	-67,909	32,222	-685	-	-	765,936	-338,492	427,444

Intangible Assets (€/000) - Accumulated amortization	Report as of 31.12.2003	Changes over the period						Amortization criteria
		Change in consolidation perimeter	Amortization	Write-downs	Sales	Other changes		
1) Start-up and expansion costs	29,887	-572	3,359		0	-	32,674	3-5 years
2) Research, development and advertising costs	429	0	1,340		-	-	1,769	5 years/ project duration
3) Industrial patent rights	28,232	-35	7,823		-	-	36,020	3 years
4) Concessions, licences, trademarks and similar rights	5,758	-347	1,643		-	-	7,054	3 years/ project duration
5) Goodwill	76,763	-14,294	1,508		-	-	63,977	5 years
-) merger difference	97,944		48,972		-	-	146,916	123 months
-) consolidation difference	8,694	-5,102	3,604		-	-	7,196	10 years
7) Others	39,452		3,434		-	-	42,886	contract term
TOTAL	287,159	-20,350	71,683		0	-	338,492	

"*Start-up and expansion costs*" are equal to €/000 5,455 (€/000 7,639 as of 31.12.2003) are amortised over five years and mostly comprise (€/000 4,386) the expenses incurred by the Parent company for capital increases and the costs associated with network expansion. These latter are made up of the one-off payments made for the start-up of the new bet collection points and the costs incurred for training those operators which have been authorised by *AAMS* to manage the Lotto Game.

The increases for the year (€/000 1,848) refer for €/000 1,032 to the Parent Company, of which €/000 350 concerns the capitalisation of contributions to *AAMS* relating to the video lotteries, whereas the remainder refers to improvements in the existing operating capacity, for €/000 776 to the Consorzio Lotterie Nazionali in relation to legal and notarial expenses to establish the Consortium and capitalise the contracting of 25,479 sales outlets.

"Research, development and advertising costs" (€/000 5,257) are almost completely (€/000 3,910) related to Consorzio Lotterie Nazionali for costs concerning the start-up of distribution and sale activities concerning traditional and instant lotteries.

"Industrial patent rights" (€/000 10,553) comprise €/000 5,550 incurred by the Parent Company to develop the software required to operate the Lotto Game and Totocalcio businesses.
The residual amounts mainly relate to Consorzio Lotterie Nazionali (€/000 2,334) to develop the software required to operate the Scratch & Win Lottery and to the Totobit Group companies (€/000 1,817).
The increase over the period mainly reflects expenditure by the Parent Company and subsidiary companies for the development of applications software.

"Concessions, licences, trademarks and similar rights" (€/000 3,758) refer to licences for use: €/000 1,766 is attributable to TTS S.r.l., €/000 431 to Consorzio Lotterie Nazionali and €/000 1,206 to Lottomatica S.p.A.

"Goodwill" totals €/000 363,651 (€/000 434,733 as of 31.12.2003) and mainly comprises:

- €/000 355,044 (historical cost €/000 501,959) representing the net difference on the merger by incorporation of Lottomatica in Tyche. The relevant amortization is being made over the residual life of the Lotto Game concession (expires in March 2012);
- €/000 5,996 representing goodwill on the contribution of PCC Giochi e Servizi;
- €/000 1,584 for the residual goodwill connected to the acquisition of the "Games" division of EIS and the Twin branch of business (pari-mutuel system);
- €/000 1,028 as the increased cost paid for the purchase of the minority shareholdings in Medialan S.p.A. which on 31 December 2004 was merged by incorporation in Totobit S.p.A..

Consolidation difference

Values €/000	Historical Cost			
	Report as of 31.12.2003	Changes over the period		Report as of 31.12.2004
		Increases	Decreases	
US	29			29
LS	10			10
GBC	29,252		-29,252	0
TTS		180		180
Totobit	33,970			33,970
Sed Multitel	1,844			1,844
Total	65,105	180	-29,252	36,043

Values €/000	Amortization			
	Report as of 31.12.2003	Changes over the period		Report as of 31.12.2004
		Increases	Decreases	
US	8	3		11
LS	3	1		4
GBC	5,102		-5,102	0
TTS		19		19
Totobit	3,397	3,397		6,794
Sed Multitel	184	184		368
Total	8,694	3,604	-5,102	7,196

"Consolidation difference" totalled €/000 28,847 (€/000 56,411 as of 31.12.2003). The substantial variation with respect to the previous year can be explained by the deconsolidation of GBC S.A. following the sale of the related shareholding in September 2004.
The higher acquisition value of Totobit Informatica S.p.A. as compared to the shareholders' equity was supported by economic valuations that confirm the higher current market value in consideration of the context in which the Totobit Group operates, its value generating potential and its projected income capacity.

"*Intangible assets under development*" almost entirely account for the costs incurred by LIS to implement development projects for new products and services, which on the date of closing the financial statements, are underway or in any case incomplete. The increases of €/000 1,950 for the year are represented by the software developed by Tecnost Mael for the new business of stamp duties that will start in the course of 2005.

"*Other intangible assets*" total €/000 7,916 (€/000 4,845 as of 31.12.2003). The most important increases over the financial year amounting to €/000 6,583 include €/000 4,000 for the development of the "*intelligent network*" connected to the Lotto Game and €/000 1,645 for investments for the restructuring of Lottomatica's new offices.

The change in consolidation perimeter refers to the deconsolidation of the Global Bingo Group's assets and the consolidation difference of the same, and the entry of Consorzio Lotterie Nazionali in the scope of consolidation.

B II) TANGIBLE ASSETS

Net tangible assets amount to €/000 116,146 (€/000 152,032 as of 31.12.2003).
On 31.12.2003 Lottomatica took advantage of the regulations (Law No. 350 of 24 December 2003) regarding the voluntary revaluation of business assets.
Accordingly, plant and equipment purchased in 1999 and 2000 have been revalued in the financial statements as of 31.12.2003 via a reduction in the related accumulated depreciation by €/000 25,733. The additional value allocated to these assets reflects their "*productive capacity*" and their "*actual economic utility*" to Lottomatica.
As already mentioned above, here again the changes in the consolidation perimeter essentially refer to the deconsolidation of the GBC Group.

This item is made up as follows:

- *Tangible assets €/000 54,998 (€/000 45,003 as of 31.12.2003).*
  These comprise the assets used at the Group's offices and the equipment needed for normal business activity; the individual categories of asset are analysed below, together with an indication of the changes over the period.

Tangible assets - historical cost (€/000)	Report as of 31.12.2003	Changes over the period					Report as of 31.12.2004	Accumulated depreciation	Report as of 31.12.2004
		Change in consolidation	Purchases	Write-downs	Sales	Other changes			
1) Land and buildings	10,316	-2,775	35		-	-	7,576	-613	6,963
2) Plant and equipment	50,707	-14,536	15,385	-1,417	-1,009	21,686	70,816	-25,047	45,769
3) Industrial and business equipment	431	-107	3		-	-2	325	-239	86
4) Other assets	5,473	-3,628	900	-243	-25	44	2,521	-1,115	1,406
5) Fixed assets under construction and advances	3,296	-311	166		0	-2,377	774		774
TOTAL	70,223	-21,357	16,489	-1,660	-1,034	19,351	82,012	-27,014	54,998

Tangible assets - accumulated depreciation (€/000)	Report as of 31.12.2004	Changes over the period				Report as of 31.12.2004
		Change in consolidation perimeter	Depreciation	Sales	Other changes	
1) Land and buildings	894	-503	222	-	-	613
2) Plant and equipment	20,726	-8,681	9,648	-304	3,658	25,047
3) Industrial and business equipment	247	-89	81	-	-	239
4) Other assets	3,353	-2,515	298	-10	-11	1,115
TOTAL	25,220	-11,788	10,249	-314	3,647	27,014

Acquisitions for the period amounted to a total of €/000 16,489 and relate to:

- €/000 5,559 relating to Lottomatica S.p.a., of which €/000 3,270 were concerned with the videolottery project for central hardware and the access points;
- €/000 4,025 for the installation of the mini-terminals (POS) in the LIS S.p.A. bet collection points network intended for the top-ups service;
- €/000 3,649 relating to the Totobit Group for the implementation of technological equipment on its network;

- €/000 2,847 for the purchase of entertainment and gaming equipment by Videolot Gestione S.p.A..

As a result of adopting IAS 17, tangible assets include €/000 3,367 (net of accumulated depreciation) regarding the leased assets held by PCC Giochi e Servizi S.p.A. and by Totobit Informatica Software e Sistemi S.p.A..

- *Transferable tangible assets* €/000 61,148 (€/000 107,029 as of 31.12.2003)
  These comprise fixed assets used by the Group to provide the service that, if requested, must be handed over to the Finance Ministry at the end of the concession period. They are analysed in the following tables, which show their historical cost separately from the related accumulated depreciation as of 31.12.2004.
  The amounts reported in the *reclassifications* column relate to terminals used at Totocalcio bet collection points. The absence of Lotto software to be run on this equipment has lead to the removal of these assets from the category of the freely transferable assets.
  Fixed assets under construction (€/000 7,632) exclusively relate to terminals and printers that have not yet been installed at bet collection points. Since these assets have not yet entered into service, they have been classified as "*Fixed assets under construction*" held by third parties on consignment.

Freely Transferable Tangible Assets - historical cost (#000)	Report as of 31.12.2003	Changes over the period				Report as of 31.12.2004
		Reclassifications	Purchases	Write-downs	Sales	
2) Plant and equipment	406,298	2	3,171		-1,468	408,003
3) Industrial equipment			1,352			1,352
4) Other assets	2,832	0		-35	-71	2,726
5) Fixed assets under construction and advances	25,356	-19,439	1,725		-10	7,632
TOTAL	434,486	-19,437	6,248	-35	-1,549	419,713

Freely Transferable Tangible Assets - accumulated depreciation (#000)	Report as of 31.12.2003	Changes over the period			Report as of 31.12.2004
		Reclassifications	Depreciation	Sales	
2) Plant and equipment	324,836	-3,868	36,259	-1,417	355,810
3) Industrial equipment			118		118
4) Other assets	2,621		86	-70	2,637
TOTAL	327,457	-3,868	36,463	-1,487	358,565

The reclassifications (for a net amount of €/000 19,438) include:

- reclassifications in the tangible assets (€/000 19,439), concerning assets purchased in previous financial years and entered into service in 2004;
- reclassifications of assets from "freely transferable assets" to tangible assets (€/000 19,438) due to the different use intended for the assets. These reclassifications relate to terminals used at Totocalcio bet collection points for which the absence of Lotto software to be run on this equipment has lead to the removal of these assets from the freely transferable assets category. The abovementioned assets are reclassified together with the relevant depreciation accumulated in the previous financial years (€/000 3,868).

Fixed assets under construction (€/000 7,632) relate solely to terminals and printers that have not yet been installed at bet collection points. Since these assets have not yet entered

into service, they have been classified as *"Fixed assets under construction"* held by third parties on deposit.
"Freely transferable assets" mainly relate to Company-owned assets on gratuitous loan for use to third parties.

There are no liens or charges over tangible assets and no assets held for sale as of 31.12.2004.

B III) INVESTMENTS
Investments amount to €/000 1,593 (€/000 14,376 as of 31.12.2003). The table below analyses them:

Investments (€/000)	Report as of 31.12.2003	Changes over the period: Change in consolidation perimeter	Increase	Decrease	Capital gain/loss	Other changes	Write-downs	Report as of 31.12.2004
1) Equity investments in:								
a) Unconsolidated subsidiary companies	12,144	-14,080	0	-2,726	812	0	-152	0
-) Twin	1,914			-2,726	812			0
-) Lottolatino	145						-145	0
-) Lotto do Brasil	3						-3	0
-) Lottomatica Argentina	4						-4	0
-) Consorzio Lotterie Nazionali	10,000	-10,000						0
-) Videolot								0
-) Triplet								0
a) bis Unconsolidated subsidiary companies	976	-	-	-		7	-236	747
-) Lis Finanziaria	976					7	-236	747
b) Associated companies								
d) Other companies	501	-197	80	-			0	384
-) Imprenditori Associati	104							104
-) GBC Group Companies	197	-197						-
-) Easy Nolo	200		80					280
2) Receivables								
-) Due from others	717	-393	157	-55				426
3) Other Securities	36							36
TOTAL	14,376	-14,670	237	-2,781	812	7	-388	1,593

The decrease occurring over the period concerns the entry of Consorzio Lotterie Nazionali in the scope of consolidation, following the commencement of the operations.
The liquidation processes for Lottolatino C.A. and Twin S.p.A. were completed in the course of the year.
The majority shareholding in LIS Finanziaria has been valued at equity since the related investee company is registered with the *Albo degli Intermediari Finanziari* pursuant to Article 106 of the *T.U.L.B.*.

Due from others for guarantee deposits amount to €/000 426 (€/000 717 as of 31.12.2003) and mainly relate to guarantees for tenders, leases and utilities executed by Lottomatica, as well as tax credit for taxes advanced over staff severance indemnity (pursuant to Law No. 140/1997).

Other Securities total €/000 36 (€/000 36 as of 31.12.2003).

C) CURRENT ASSETS
Thee total is €/000 566,244 (€/000 375,146 as of 31.12.2003), made up as follows.

C I) INVENTORIES
These amount to €/000 5,265 (€/000 4,573 as of 31.12.2003) and mainly relate to the inventories of Totobit (€/000 3,536), comprising the activation codes for Vodafone and Telecom Italia top-ups purchased in the course of the year, which will be resold in the

ordinary business activity. The residual values mainly relate to PCC Giochi e Servizi (€/000 1,196).
The increase in the item in question, equal to €/000 692, is mainly attributable to the combined effect of the increase in inventories of Totobit for €/000 1,093, and the deconsolidation of the Bingo Plus Group for €/000 156.

C II) RECEIVABLES

These amount to €/000 255,255 (€/000 170,755 as of 31.12.2003).
The table below analyses them:

	RECEIVABLES (€/000)	Report as of 31.12.2004			
		due within 12 months	due beyond 12 months	due beyond 5 years	Total
1)	**Due from customers**	57,366	2,647		60,013
	-) trade receivables	56,739	2,020		58,759
	-) financial receivables	627	627		1254
2)	**Unconsolidated subsidiary companies**	80			80
	-) trade payables	80			80
3)	**Associated companies**	-			-
4)	**Parent companies**	-			-
4 bis)	**Tax assets**	29,978			29,978
4 ter)	**Advance taxes**	47,057			47,057
5)	**Due from others**	117,522	605		118,127
	TOTAL Receivables	252,003	3,252	-	255,255

The most significant items are as follows:

- ***Due from customers***
  These total €/000 60,013 (€/000 33,604 as of 31.12.2003). For the most significant values, these refer to:
  - *Lottomatica S.p.A.* (€/000 5,552): €/000 2,152 refer to Sarabet S.r.l. for fees due for the management of the Tris pari-mutuel system, €/000 1,513 for receivables deriving from service activities for sporting and horse racing bets, €/000 582 for receivables due from operators in the context of activities connected to the video lotteries and €/000 943 (€/000 3,178 as of 31.12.2003) for amounts due from the Tax Authorities in relation to the commission due from the last competitions of the year. This latter amount was collected in full in January 2005.
  - *LIS S.p.A.* (€/000 25,632) for amounts due from bet collection points in connection with the services provided and from telephone operators for recharging services.
  - *Totobit S.p.A.* (€/000 19,647) principally for amounts due from bet collection points in relation to business during the last ten days of the year's last month.
  - *Consorzio Lotterie Nazionali* (€/000 4,713) in connection with the commission due to the Consorzio for the distribution and sale activities concerning traditional and instant lotteries as per licence granted by *AAMS* on 14 October 2003.
- ***Due from unconsolidated subsidiary companies***
  These total €/000 80 (€/000 2,809 as of 31.12.2003) and mainly relate to trade receivables due from Lis Finanziaria. The decrease with respect to the previous financial year is due to the entry of Consorzio Lotterie Nazionali in the scope of consolidation.
- ***Tax receivables***
  These total €/000 29,978 (€/000 15,455 as of 31.12.2003): €/000 12,175 refer to V.A.T. credit and €/000 16,759 refer to receivables from *IRES*[22] and *IRAP*[23], €/000 13,629 of which refer to the Parent Company.

[22] [*Imposta sul Reddito delle Società* = Corporate Income Tax].

- ***Advance taxes***
  These total €/000 47,057 (€/000 48,268 as of 31.12.2003). The item mainly includes assets for advance taxes referable to the Parent Company Lottomatica S.p.A. (€/000 32,621) and LS S.p.A. (€/000 10,296).
  The balance refers to the net difference on the merger by incorporation of Lottomatica in Tyche (€/000 15,216), to the write down of CEZ goodwill referable to Lottomatica Sistemi S.p.A. (€/000 9,879) and to provisions for risks for pending judiciary proceedings and for derivative instruments (€/000 1,773) referable to Consorzio Lotterie Nazionali.
  The change with respect to 31 December 2003 is referable to the combined effect of entering advance taxes for 2004 and the use of advance taxes entered in previous years.
- ***Due from others***
  These total €/000 118,126 (€/000 68,058 as of 31.12.2003) are stated net of provisions for bad debts of €/000 6,570. These mainly include receivables due from bet collection points in the context of the various games and services (€/000 105,205). The figure includes €/000 9,834 relating to the amounts to be paid by the operators to the extent paid in advance by Lottomatica by way of Unified State Tax in the context of the concession obligations related to the volume collected for the video lotteries. The most significant figures relating to financial receivables refer to the financial receivable (€/000 3,144) due from the company Bingo Plus. The receivable earns interest at a rate equal to the 6 months Euribor rate plus 100 basic points.
  The significant increase compared to 31 December 2003 is mostly attributable to the combined effect of the increase in receivables from bet collection points for collection services of Consorzio Lotterie Nazionali (€/000 93,844) and the decrease in receivables from LIS bet collection points (€/000 25,015).

No receivables have been entered which are collectable beyond 5 years.

C III) CURRENT FINANCIAL ASSETS

The figure in the financial statements equal to €/000 64,129 (€/000 709 as of 31.12.2003), including the purchase cost and the interest accruing over the period, refers to investments in Government securities made by Lottomatica expiring in 2005. Specifically:

Issuer	Purchase Date	Expiry Date	Cost	Accruals for 2004	Total
Treasury	08/10/2004	15/03/2005	4,955.5	24.4	4,979.0
Treasury	08/10/2004	15/04/2005	9,892.4	49.2	9,939.7
Treasury	08/10/2004	16/05/2005	9,873.2	49.7	9,921.0
Treasury	15/11/2004	15/09/2005	9,821.5	27.9	9,847.5
Treasury	15/11/2004	14/10/2005	9,803.8	28.0	9,829.9
Treasury	22/11/2004	15/11/2005	19,566.1	48.8	19,612.0
			63,912.4	**228.1**	**64,129.2**

The figure as of 31.12.2003 (€/000 709) refers to the deconsolidation of GBC during the financial year.

C IV) CASH AND EQUIVALENT:

This item, equal to €/000 241,595 (€/000 199,109 as of 31.12.2003) comprises bank accounts (€/000 241,446 compared to €/000 198,407 as of 31.12.2003) and cash (€/000 149 compared to €/000 702 as of 31.12.2003).

[23] [*Imposta Regionale sulle Attività Produttive* = Local Tax on Production Activities].

The increase in cash and equivalent (€/000 42,486) must be substantially correlated to the entry of Consorzio Lotterie Nazionali in the scope of consolidation contributing €/000 44,285.

D) ACCRUED INCOME AND PREPAID EXPENSES

These total €/000 8,876 (€/000 10,020 as of 31.12.2003). This item comprises *Prepaid expenses* (€/000 7,955) which primarily relate to the Parent Company (€/000 6,551), including unused betting slips and receipt vouchers (€/000 3,892), which are expected to be used in the subsequent financial year. The amount also includes €/000 772 relating to the discount on bond issue of the debenture loan.

As of 31.12.2004 there were no accruals, deferrals and discounts with a residual duration beyond 5 years entered in the financial statements.

GRUPPO LOTTOMATICA giochi e servizi

NOTES TO THE BALANCE SHEET ASSETS REGARDING RECEIPTS AND PAYMENTS (PRESIDENTIAL DECREE No. 560 OF 16.09.1996)

The administration of receipts and payments by the Parent Company, under the powers granted by the above mentioned Presidential Decree No. 560/96, is discussed below.
The total asset balances, €/000 479,859, comprise the following:

RECEIVABLES
These amount to €/000 19,100 due from the operators of bet collection points in relation to sums collected by them, net of winnings and their commissions.

CASH AND EQUIVALENT
These amount to €/000 460,759 as of 31 December 2004 and reflect the administered receipts held on bank and postal accounts:

- €/000 385,679 on a specific current account held with Banca Intesa S.p.A.;
- €/000 75,080 on a specific postal account.

NOTES TO THE BALANCE SHEET ASSETS REGARDING RECEIPTS AND PAYMENTS FOR THE TOTOCALCIO GAME

This relates to the administration of the specific current account required by Article 2 of the instructions issued by the Director General of *AAMS* dated 9 July 2003. The balance as of 31 December 2004, €/000 1,805, reflects the amounts collected in the last part of the period that have not yet been withdrawn by *AAMS*.

LIABILITIES

A) SHAREHOLDERS' EQUITY

Consolidated shareholders' amounts to €/000 293,794 (€/000 404,813 as of 31.12.2003). Consolidated shareholders' equity attributable to the Parent Company, equal to €/000 286,163 (€/000 400,995 as of 31.12.2003) is made up as follows:

€000	Share Capital	Legal Reserve	Reserves: Pursuant to Law No. 350/2003	Reserves: Share premium	Reserves: Share exchange	Reserves: Consolidation reserve on investee companies	Reserves: Profit (loss) carried over	Net profit	Total
At the beginning of the previous financial year	88,554			550,490	15,382	-1,377		6,810	659,859
Allocation of net profit						3,360	3,450	-6,810	
- Distribution of dividends (€ 3.3 per share)				-292,228					-292,228
- Other allocations		17,711		-17,711					-
Other changes	255		20,844	3,065		50			24,214
Results from the previous financial year								9,150	9,150
At the end of the previous financial year	88,809	17,711	20,844	243,616	15,382	2,033	3,450	9,150	400,995
Allocation of net profit						-20,379		20,379	
- Distribution of dividends (€ 2.0 per share)		51		-129,309	-15,382		-3,450	-29,529	-177,619
- Other allocations									0
Other changes	130			1,772		186			2,088
Results from the current financial year								60,719	60,719
At the end of the current financial year	88,939	17,762	20,844	116,079	0	-18,180	0	60,719	286,163

It is made up of:

- **I) Share Capital**
  Share capital amounts to €/000 88,939 (€/000 88,809 as of 31.12.2003).
  This amount was constituted following the exercise of 130,000 options in 2004, concerning the stock option plan, for stock options assigned on the basis of the regulations resolved by the Board of Directors in its meeting held on 11 June 2003.
  As of 31 December 2004, Lottomatica share capital, fully subscribed and paid up, is represented by 88,939,280 ordinary shares, with a par value of € 1 Euro each.
- **II) Share premium reserve**
  This amounts to €/000 116,079 (€/000 243,616 as of 31.12.2003). The decrease in the period (€/000 127,537) relates to the dividend payment (€/000 129,309) and the exercise of stock options (€/000 1,772).
- **III) Revaluation reserve pursuant to Law No. 350/2003**
  This amounts to €/000 20,844 (equal amount as of 31.12.2003) and reflects the effect of the revaluation recorded in accordance with Law No. 350/2003. The reported balance comprises the reduction in amortization and depreciation funds by €/000 25,733, net of the related flat-rate taxation, €/000 4,889.
- **IV) Legal reserve**
  This amounts to €/000 17,762, growing by €/000 51 compared to 31.12.2003 following the increase decided on approval of the financial statements as of 31.12.2003.
- **VII) *Other reserves***
  - *Share exchange reserve.* This reserve was zeroed on 31 December 2004 due to the full allocation of dividends for distribution paid out in April 2004 (€/000 15,382 as of 31.12.2003).
  - *Consolidation reserve on investee companies.* This amounts to €/000 a negative value of 18,180 (positive for €/000 2,033 as of 31.12.2003) and represents the Group's interest in the results carried over of consolidated companies, and the effect of consolidation adjustments made as of 31.12.2003.
- **A IX) *Consolidated net Income***
  Consolidated net income as of 31 December 2004 amounted to €/000 61,198 (€/000 9,681 as of 31.12.2003). The minority interests amount to €/000 479 (€/000 531 as of 31.12.2003). The basic profit per share is equal to € 0.68.

The table below shows the Shareholders' Equity items with indication of their origin, possibility of use and distribution, and their use in previous financial years, pursuant to art. 2427 of the Italian Civil Code:

Type/Description (values in €/000)	Amount	Available share	Uses in the previous three financial years		
			Losses coverage	Dividends	Other reasons
Share capital	88,939				
Capital reserve					
Share exchange reserve	0			15,382	
Share premium reserve	116,080	116,080		421,536	17,711
Reserves					
Legal reserve	17,762				
Reserve pursuant to Law No. 350/2003	20,844	20,010			
Consolidation reserve on investee companies	-18,108				
Profits carried over	0				
Results for the period	61,198	47,093		32,928	51
Total		183,183	0	469,846	17,762
Non-distributable share		16,436			
Residual distributable share		166,748			

B) PROVISIONS FOR RISKS AND CHARGES

These amount to €/000 28,877 (€/000 6,724 as of 31.12.2003) and are made up as follows:

Provisions for risks and charges					
Values €/000	Report as of 31.12.2003	Change over the period			Report as of 31.12.2004
		hange in consolidation perimete	Use	Increase	
1) Pension	1,625	-125	-	10	1,610
2) Provisions for taxes, including deferred ta	2,353	-1,316	-688	7,622	7,971
3) Other provisions	2,746	-12	-2,327	18,989	19,396
-) Business risks	1,289		-1,251	17,535	17,573
-) Others	1,457	-12	-1,076	1,454	1,823
Total provisions	6,724	-1,453	-3,015	26,621	28,877

- *Pension and similar costs* €/000 1,510 (€/000 1,625 as of 31.12.2003); this almost entirely comprises the provisions made by the Parent Company, in accordance with a resolution of the "*Remuneration Committee*", to cover the indemnities payable to certain Board members should their appointments be terminated.

- *Provision for taxes, including deferred taxes* €/000 7,971 (€/000 2,353 as of 31.12.2003). This item mainly refers to the Parent Company (€/000 7,546) and consists of €/000 7,153 for deferred taxes at a rate of 37.25% of the share for the financial year of the advanced tax depreciation calculated on part of the tangible assets entered into service in 2002, 2003 and 2004. The remainder (€/000 393) refers to the €/000 269 for the fund allocated in 2002 to account for previous social security positions.

- *Other provisions* €/000 19,396 (€/000 2,746 as of 31.12.2003). Specifically:
  - *Provision for business risks:* €/000 17,573 (€/000 1,289 as of 31.12.2003). This refers almost exclusively to Lottomatica S.p.A. (€/000 12,029) and Consorzio Lotterie Nazionali (€/000 5,088). The most significant values refer to:
    - ➢ €/000 10,740 allocated by Lottomatica during the financial year to cover costs related to pending judiciary proceedings and contractual disputes;

- €/000 3,302 being the discounted-back value of the derivative instruments. The amount relates to the sum set aside by Consorzio Lotterie Nazionali in relation to financial instruments for foreign exchange losses which have not yet been realised.
- €/000 1,700 allocated for costs connected to the early termination of a number of traditional lottery ticket supply contracts which may be charged to Consorzio Lotterie Nazionali.

- *Others:* €/000 1,823 (€/000 1,457 as of 31.12.2003). €/000 1,457 refer to Lottomatica and €/000 1,180 to the costs which may be charged to *AAMS* in the context of the video lotteries concession.

Lottomatica has not established a *Provision for reinstating freely transferable assets* since the efficiency of the entire automated system is assured by maintenance works that guarantee the perfect functioning of concession-related activities, as provided by the regulations concerning *Public service concessions*. The change in the consolidation perimeter is due to the deconsolidation of the GBC Group.

C) STAFF SEVERANCE FUND

This provision, net of advances, is equal to €/000 6,813 as of 31.12.2004 (€/000 5,666 as of 31.12.2003).

The item refers to the full amount of rights accrued by Group employees employed on 31 December 2004 and has been calculated in accordance with current laws, collective labour agreements and supplementing corporate agreements. These liabilities are subject to revaluation with the application of indices set by current law.

The reserve has been adjusted to cover requirements accruing at the end of the financial year for the benefit of employees employed at that date.

The table below shows the movements during the period.

Staff Severance Fund	
Consolidated Report as of 31.12.2003	5,666
Increases in 2004	2,335
- Changes	-1,188
Consolidated Report as of 31.12.2004	**6,813**

D) PAYABLES

These amount to €/000 788,787 (€/000 646,508 as of 31.12.2003) and mainly include:

- *Bonds issued* €/000 360,473 (€/000 360,000 as of 31.12.2003): this item relates to the debenture loan, including accrued interest to be paid in 2005, which was underwritten in London on 18 December 2003 and executed on 22 December 2003, through the issue of securities (all placed) and the simultaneous receipt of the proceeds. 56% of the placement was in Italy, 19% in England with the remaining amount in other European countries.

  The issue was reserved exclusively for institutional investors excluding fund raising on a public basis.

  The bond yields 4.8% with reimbursement in a single payment on expiry in December 2008. The implicit rate for the entire transaction is 4.97%.

  The discount on bond issue was €/000 972 and is recorded as a prepaid expense, net of the element accruing at 31.12.2004.

- *Due to banks* €/000 99 (€/000 5,685 as of 31.12.2003). The figure refers to PCC Giochi e Servizi S.p.A. in connection with the residual payable due to MPS Leasing & Factoring for factoring transactions. The decrease with respect to 31.12.2003 derives most exclusively from the deconsolidation of GBC.
- *Due to other lenders* €/000 2,736 (€/000 3,710 as of 31.12.2003). This item exclusively relates to PCC Giochi e Servizi (€/000 211 for Efibanca loan) and TTS for financing transaction and to the application of IAS 17 (€/000 2,516).
- *Due to suppliers* €/000 175,279 (€/000 117,330 as of 31.12.2003). This item comprises unpaid supplier invoices recorded as of 31 December 2004, as well as invoices to be received and other period costs to be settled. The payables are connected to the purchase of goods and services for the activities of the financial year and investment programs under way.
  The principal amount (€/000 125,669) reflects the liability of both Parent Company (€/000 91,481) and LIS (€/000 34,188) to third-party suppliers.
  The balance as of 31 December 2004 includes €/000 34,012 (€/000 18,805 as of 31.12.2003) relating to Totobit group companies.
- *Debt instruments* show a balance equal to 0 (€/000 1,398 as of 31.12.2003) due to the change in the scope of consolidation (deconsolidation of GBC).
- *Due to unconsolidated subsidiary companies* €/000 112 (€/000 10,955 as of 31.12.2003), mostly relating to the subsidiary company Lis Finanziaria S.p.A., a company consolidated on an equity basis. The significant decrease with respect to the previous financial year (€/000 10,843) refers to the inclusion of Consorzio Lotterie Nazionali in the scope of consolidation.
- *Due to parent companies* €/000 19,245 (€/000 475 as of 31.12.2003).
  These refer to €/000 18,653 for payables due to De Agostini S.p.A. for current taxes for the period; indeed, following the resolution passed by the Board of Directors on 9 September 2004 and approved by the Board of Directors of De Agostini S.p.A. on 20 October 2004, the companies Lottomatica and Lottomatica Italia Servizi joined the "National Fiscal Consolidation".
- *Taxes payables*, €/000 13,338 (€/000 18,482 as of 31.12.2003). This figure mainly includes the *IRPEF*[24] withholding taxes withheld by the Group from the remuneration of employees and consultants for December 2004, as well as to V.A.T. payables, as well as the charges from benefits set forth by Law No. 291/02 (tax amnesty), as well as *IRAP* payables for the financial year (€/000 9,183).
- *Due to social security institutions*, €/000 2,428 (€/000 2,717 as of 31.12.2003). This item relates to the payables to social security institutions for withholdings charged to the Companies with regard to wages and salaries paid in December 2004.
- *Other payables* €/000 210,649 (€/000 123,984 as of 31.12.2003). These principally include amounts due to customers, as a consequence of the collection services provided by LIS, Lottomatica and Consorzio Lotterie Nazionali and to employees for deferred remuneration (€/000 9,887). The most significant amount of €/000 106,143 refers to Consorzio Lotterie Nazionali and relates to the sums to be paid to *AAMS* for sales of traditional and instant lotteries. As of 31.12.2004, the figure includes €/000 56,012 relating to collections for the Italia Lottery alone.
- *Due to affiliated companies* €/000 4,428 (€/000 1,299 as of 31.12.2003). The item mainly refers to receivables assigned by Lottomatica's suppliers to DeA Factor (€/000 4,220).

There are no payables expiring beyond five years.

[24] [*Imposta sul Reddito delle Persone Fisiche* = Personal Income Tax].

E) ACCRUED EXPENSES AND DEFERRED INCOME, €/000 3,697 (€/000 4,327 as of 31.12.2003). The principal component of this total (€/000 2,983) essentially comprises grants to be collected by Lottomatica from *AAMS* for the activation of Totocalcio bet collection points at locations without a suitable Lotto Game terminal, as well as the deferred portion of fees and one-off payments for the subsequent period invoiced to the operators of Totocalcio bet collection points.

MEMORANDUM ACCOUNTS

These total €/000 297,939 (€/000 241,711 as of 31.12.2003) and comprise *guarantees* of €/000 261,753 (€/000 155,456 as of 31.12.2003) and *other memorandum accounts* of €/000 36,186 (€/000 86,255 as of 31.12.2003).
The principal amounts relate to the Parent Company (€/000 91,984), LIS (€/000 77,026), Consorzio Giochi Sportivi (€/000 36,000) and Consorzio Lotterie Nazionali (€/000 69,979), as analysed below.

Lottomatica S.p.A.
Guarantees given (€/000 78,710) comprise:

- the guarantee given by Efibanca in favour of the Ministry of Finance regarding the Company's obligations to operate the Lotto Game concession (€/000 9,456);
- the guarantees given by Banca Popolare di Bergamo in favour of the Ministry of Finance regarding the Company's obligations to operate the Video lotteries concession (€/000 12,385); and by Banca Antonveneta in favour, as before, of the Ministry of Finance for the license to manage the activities and operate the network to manage legal games via remote connection, using amusement and entertainment equipment (€/000 14,000);
- the guarantees given regarding Formula 101 (€/000 15,494) and other promotional initiatives (Cinquinotto, telephone game and other games and prizes totalling €/000 2,221);
- the guarantees given for leases (€/000 798);
- the guarantee of €/000 22,474 given to the Tax Office regarding the credits utilised under Group V.A.T. arrangements;
- the guarantees of €/000 282 given to Sogei regarding horse-racing events.

LIS S.p.a
The balance of €/000 77,026 (€/000 65,025 as of 31.12.2003) comprises the guarantees given in favour of:

- Telecom Italia Mobile S.p.A., regarding the Company's obligations under the contract for automatic top-up services for Tim cards (€/000 4,132);
- Omnitel S.p.A., regarding the Company's obligations under the contract for automatic top-up services for Omnitel cards (€/000 46,500);
- Wind Telecomunicazioni S.p.A., regarding the Company's obligations under the contract for automatic top-up services for Wind cards (€/000 23,500);
- SS Lazio S.p.A., regarding the Company's obligations under the contract for the online sale of tickets and season tickets (€/000 2,500);
- the V.A.T. Office for Group V.A.T. (€/000 284);
- the Lazio Region in relation to training (€/000 10);
- Telecom for the Pin concession (€/000 100).

Consorzio Lotterie Nazionali

- A contract between Consorzio Lotterie Nazionali and Morgan Stanley was executed on 23 March 2004 covering the exchange rate risk deriving from the supply of Instant Lottery tickets in dollars equal to €/000 34,138 calculated at the option exchange rate ($/000 46,500). The contract provides cover for the notional value should the dollar rise above the Strike level (Euro/USD 1.2138). Should the dollar weaken, the contract allows the company to benefit from this trend up to the Knock In level (1.3). If this point is touched at any time during the reference period, the purchase of dollars over the same period has to be made at the pre-set Strike.
- €/000 35,841 relate to the guarantee given on behalf of Consorzio by Lottomatica S.p.A. in favour of *AAMS* regarding all obligations deriving from the agreement as set out under

Article 10 of the License dated 14 October 2003 (€/000 25,841) and €/000 10,000 for the payment of the tax revenue.

Consorzio Lottomatica Giochi Sportivi
The amount of €/000 36,000 has been given as guarantee in favour of *AAMS* for all obligations inherent to the game.

Others
The item "*Others*" amounts to a total of €/000 36,186 and the most significant components are represented by the commitments undertaken by Totobit and Lottomatica.

NOTES TO THE BALANCE SHEET LIABILITIES REGARDING RECEIPTS AND PAYMENTS (PRESIDENTIAL DECREE No. 560 dated 16.09.1996).

The administration of receipts and payments by the Parent Company, under the powers granted by the above mentioned Decree 560/96, is discussed below.

PAYABLES

These amount to €/000 479,859 and comprise:

- €/000 459,406 in profits due to the Tax Authorities as of 31.12.2004;
- €/000 12,264 due to the Ministry of Finance's pension fund;
- €/000 855 in amounts to be paid over to the Tax Authorities, equal to the interest receivable accrued on the specific bank account used for the administration of receipts and payments, net of tax charges and related expenses;
- €/000 730 for the payable to the licensee, €/000 1,146 for the premium on the last drawing and €/000 416 for the Sarabet payment erroneously charged by Banca Intesa S.p.A.;
- €/000 2 not yet paid to telephone operators;
- €/000 6,592 in winnings not paid as of 31 December 2004;
- €/000 10 in uncollected amounts to be paid over to *AAMS* in relation to the financing of a great number of winnings.

NOTES TO THE BALANCE SHEET LIABILITIES REGARDING RECEIPTS AND PAYMENTS FOR THE TOTOCALCIO GAME

The balance as of 31 December 2004, €/000 1,805, reflects the administration of amounts collected that have not yet been paid over to *AAMS*.

NOTES TO THE CONSOLIDATED INCOME STATEMENT

A) VALUE OF PRODUCTION

This amounts to €/000 1,234,246 (€/000 961,142 as of 31.12.2003). Specifically:

- ***Revenues from sales and services***

€/000	Report as of 31.12.2004	Report as of 31.12.2003
Lotto	494,210	412,835
F 101	xxxxx	218
Tris: - LTM	3,128	1,055
Top-ups - LIS network	336,980	259,559
Top-ups - Totobit network	340,129	xxxxx
Totobit system	2,721	xxxxx
Sport ticket office services	4,612	4,306
Car Road tax - LTM	7,769	8,049
Rai television license	584	583
Municipal Services	286	217
Unified State Taxes	492	475
Sports Pools	4,015	5,300
National Lotteries	15,808	xxxxx
Others	3,324	3
Betting services	2,150	2,952
Video otteries	582	xxxxx
PCC GS S.p.A.	1,726	5,069
GBC	xxxxx	256,159
Total	**1,218,535**	**956,860**

These amount to €/000 1,218,535 (€/000 956,860 as of 31.12.2003).

For easier reading, the revenues are divided separately, consolidation perimeter being equal, indicating the effects due to changes in the consolidation perimeter compared to the previous period.

LIS revenues include the cost of Wind and Tiscali top-ups and the commission due to the bet collection point operators on Tim and Vodafone Omnitel top-ups; these amounts total €/000 312,960, including "re-invoicing" to bet collection points and telephone operators.

Totobit Informatica Software e Sistemi S.p.A. income include the purchase of services and consumables for on-line top-ups and services. These amounts total €/000 334,673. Excluding these components, the Group revenues are as follows:

Revenues from sales and services - €/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Lottomatica S.p.A.	504,044	430,115	73,929
Lottomatica Italia Servizi S.p.A.	350,795	265,517	85,278
PCC GS S.p.A.	1,726	5,069	-3,343
Total (at parity)	**856,565**	**700,701**	**155,864**
Global Bingo Group	xxxxxxx	256,159	-256,159
Consorzio Lotterie Nazionali	15,808	xxxxxxx	15,808
Totobit Group	346,162	xxxxxxx	346,162
Total for the Group	**1,218,535**	**956,860**	**261,675**

Net revenues from sales and services €/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Lottomatica S.p.A.	504,044	430,115	73,929
Lottomatica Italia Servizi S.p.A.	37,835	22,865	14,970
PCC GS S.p.A.	1,726	5,069	-3,343
Total (at parity)	543,605	458,049	85,556
Global Bingo Group	xxxxxx	37,235	-37,235
Consorzio Lotterie Nazionali	15,808	xxxxxx	15,808
Totobit Group	11,489	xxxxxx	11,489
Total for the Group	570,902	495,284	75,618

As described in the *Management Report*, the change with respect to the analogous period of the previous year (€/000 75,618) reflects the growth in Lotto wagers and top-ups business (€/000 81,375), as well as the deconsolidation of GBC, the inclusion of the proceeds from traditional and instant lotteries launched in May and the entry of the Totobit Group in the scope of consolidation.

- ***Change in inventories of work in progress, semi-finished and finished goods.*** The amount of €/000 -26 (€/000 -80 as of 31.12.2003) relates almost entirely to PCC Giochi e Servizi.
- ***Capitalisation of internal construction costs*** €/000 1,418. They essentially relate to the internal software development and start-up costs for Consorzio Lotterie Nazionali.
- ***Other earnings and proceeds.*** These amount to €/000 14,318 (€/000 4,067 as of 31.12.2003), €/000 7,712 for Consorzio Lotterie Nazionali operating grants and €/000 4,021 for contributions by *AAMS* for the games relating to sporting events.

B) PRODUCTION COSTS

These amount to €/000 1,090,999 (€/000 889,267 as of 31.12.2003) and are made up as follows:

Raw materials, secondary materials, consumables and goods: €/000 365,073 (€/000 33,456 as of 31.12.2003). These mainly relate to the purchase of on-line services for top-ups performed by Totobit. Compared to 2003, the change is almost entirely due to the entry of the Totobit Group in the scope of consolidation.

Cost for services (€/000)	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Network management	52,410	70,993	-18,583
Maintenance	29,596	25,697	3,877
Office costs	7,774	8,236	-462
Assistance for bet collection points	22,345	15,846	6,499
Advertising costs	38,613	33,329	5,284
Consultancy costs	35,792	16,859	18,916
Corporate bodies	1,698	1,228	470
Services provided	318,121	246,761	71,360
-) Football Ticketing Service	637	594	43
-) Top-ups	314,635	243,119	71,516
-) RAI television licences services	202	230	-28
-) Car Road tax	2,647	2,818	-171
Subsidiary companies services	-		0
Payment of Bingo prizes/taxes	-	218,924	-218,924
Banking costs and services	1,388	1,647	-259
Other costs	9,994	7,996	1,998
TOTAL	517,731	647,516	-129,824

- *Services.* These amount to €/000 517,731 (€/000 647,516 as of 31.12.2003); the table sets out a break- down by expenditure item with the variations compared with the previous financial year.
  The most significant variations concerned:
  - the network costs for the technological innovation process begun in early 2003 by migrating the data transmission systems to the IP (Internet Protocol) system, with significant savings;
  - assistance provided to bet collection points for business development and business volume increase;
  - third-party services mostly concerning the implementation of new businesses started during the financial year (national traditional and instant lotteries, entertainment games, new games connected to Totocalcio, etc.);
  - telephone top-ups costs with collection volumes continuously increasing.
- *Leases and rentals:* €/000 11,007 (€/000 13,131 as of 31.12.2003). These are costs relate to leases, rentals (cars and equipment) and royalties.
- *Personnel costs:* €/000 56,102 (€/000 63,213 as of 31.12.2003):

Compared to the corresponding period in 2003, the variation is as follows:

The decrease in personnel costs compared to the corresponding period in 2003 (€/000 7,111) mainly results from the combined effect of the following factors:

Personnel costs €/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Lottomatica S.p.A.	39,247	36,301	2,946
Lottomatica Italia Servizi S.p.A.	1,567	1,218	349
Lottomatica Sistemi S.p.A.	9,321	9,261	60
Cirmatica S.A.	44	41	3
PCC GS S.p.A.	2,620	2,637	-17
Total (at parity)	52,799	49,458	3,341
Global Bingo Group		13,755	-13,755
Totobit Group	3,303		3,303
Total for the Group	56,102	63,213	-7,111

- Decrease of €/000 13,755 due to the deconsolidation of GBC;
- Increase of €/000 2,946 and €/000 3,303 for the Parent Company Lottomatica S.p.A. and Totobit Informatica Software e Sistemi S.p.A. respectively, due to the normal increase in personnel costs.

The Group companies consolidated on a line-by-line basis employs 1,020 persons.

- *Amortization, depreciation and write-downs:* €/000 120,724 (€/000 126,636 as of 31.12.2003).

  This item is made up as follows:
  - *Amortization of intangible assets* €/000 71,683 (€/000 80,772 as of 31.12.2003).

Amortization (€/000)	Report as of 31.12.2004	Report as of 31.12.2003	Changes	Criteria
Start-up and expansion costs	3,359	9,295	-5,936	3-5 years
Research, development and advertising costs	1,340	18	1,322	5 years/project duration
Industrial patent rights	7,823	4,476	3,347	3 years
Concessions, licences, trademarks and similar rights	1,643	818	825	3 years/project duration
Goodwill	1,508	6,039	-4,531	5 years
-) merger difference	48,972	48,972	0	123 months
-) consolidation difference	3,604	6,604	-3,000	10 years
Other	3,434	4,550	-1,116	contract term
Total	71,683	80,772	-9,089	

This principally comprises the amortization of costs incurred by the Parent Company for the expansion of the network, which has been capitalised in "Start-up and expansion costs" and is amortised over, respectively, three and five years.

The goodwill arising from the allocation of the merger difference is amortised over the residual life of the Lotto concession, which expires in March 2012.

This change compared to 31 December deriving from change in consolidation perimeter entailed:

- higher amortization for the Totobit Group and Consorzio Lotterie Nazionali: €/000 4,632;
- lower amortization from the sale of GBC: €/000 6,616, €/000 3,019 of which deriving from the amortization of the consolidation difference.

➢ *Depreciation of tangible assets* €/000 46,712 (€/000 45,838 al 31.12.2003).

Depreciation (€/000)	Report as of 31.12.2004		Report as of 31.12.2003		Changes		Depreciation rates	
	Ordinary	Transferable	Ordinary	Transferable	Ordinary	Transferable	Ordinary	Transferable
Land and buildings	222		221		1		3%	
Plants and equipment	9,648	36,259	4,721	40,225	4,927	-3,966		20%
-) Specific electronic machinery							20%	15%
-) Plant and equipment							15%	25%
-) Internal communication plants							25%	
Industrial and business equipment	81	118	87		-6		15%	
Other assets	298	86	445	139	-147	-53	12%	12%
Total	10,249	36,463	5,474	40,364	4,775	-4,019		
		46,712		45,838		756		

The depreciation of tangible assets was calculated according to the abovementioned criteria, by applying the rates stated in the table.

The depreciation of freely transferable assets was effected with rates taking into account their estimated useful life according to the abovementioned methods.

For assets entering into service in the financial year, the amount of depreciation was calculated on a *pro-rata temporis* basis with reference to the date on which they entered into service.

➢ *Write-down of current receivables* €/000 1,720 (€/000 26 as of 31.12.2003). This amount refers to:

- Lottomatica S.p.A.: €/000 348 to cover bad debts existing at 31.12.2004 in relation to the amounts to be paid by the bet collection points in consideration of the volume collected from sports-based bets;
- Totobit S.p.A.: €/000 1,212 to cover risks in relation to total receivables existing at 31.12.2004;
- Consorzio Lotterie Nazionali: €/000 156.

- ***Change in inventories:*** These amount to €/000 -921 (€/000 166 as of 31.12.2004) and are mostly attributable to Totobit S.p.A. with reference to the purchases of activation codes for Vodafone and Telecom top-ups.
- ***Provisions for risks:*** These amount to €/000 2,677 (€/000 11 as of 31.12.2003), and comprise:
  - €/000 456 relating to Totobit S.p.A. for risks from support contracts;
  - €/000 1,759 relating to Consorzio Lotterie Nazionali following the early termination of the traditional lottery ticket supply contracts;
  - €/000 455 relating to Lottomatica S.p.A.: the figure is the best possible current estimate of presumable charges deriving from non-payment by bet collection

points of the pre-set fee on the volume collected for the Totocalcio game. The concession indeed, envisages a pre-set annual income of € 200 to be paid to *AAMS* for each sales outlet not being an ex-"Toto" bet collection point located in municipalities with a population of more than 1,500 inhabitants, as an advance on the minimum guaranteed collection of € 8,850 per football season.

- ***Other provisions***: €/000 5,530 (€/000 1,094 as of 31.12.2003), of which €/000 1,739 relate to Lottomatica S.p.A. essentially for the amount due to *AAMS under the license to operate* entertainment games with regard to the delays encountered in the activation of the gaming terminals; and €/000 3,329 representing the amount set aside by Consorzio Lotterie Nazionali in relation to financial instruments for foreign exchange losses not yet realised. The figure represents exclusively the mark-to-market of the transaction and does not necessarily imply a future payment. Indeed, the intrinsic value of the structure is currently zero.
- ***Other operating expenses:*** €/000 13,076 (€/000 4,044 as of 31.12.2003).
  The most significant amounts include the Tax Authorities' share of cost savings (€/000 700) deriving from the use of the network for purposes other than the Lotto business (Article 9 of the Decree issued by the *AAMS* Director General on 15 November 2000), gifts (€/000 7,260), the *pro-rata* portion of unrecoverable V.A.T. (€/000 853) and the payment of association dues (€/000 742).

C) NET FINANCIAL INCOME AND CHARGES. These amount to €/000 -13,279 (net income of €/000 24,396 as of 31.12.2003). The tables below set out the break-down of each item:

Other financial income - €/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Income from equity investments	1	40,556	-40,555
Group companies' interests	-	370	-370
Bank interest	4,546	2,457	2,089
Other financial income	305	656	-301
TOTAL	4,962	44,089	-39,127

Interest and other financial costs - €/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Bank interest	70	335	-265
Group companies' interests	2	142	-140
Interest paid - Bond	17,280		17,280
Discount on issue	194	478	-284
Loan interest	-	16,963	-16,963
Other financial charges	759	2,596	-1,837
IAS 17	103	62	41
TOTAL	18,407	20,576	-2,169

Foreign exchange gains (losses) - €/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Foreign exchange gains	309	909	-600
Foreign exchange charges	-143	-26	-117
TOTAL	166	883	-717

Financial income: €/000 4,962 (€/000 44,089 as of 31.12.2003).

Financial charges: €/000 18,407 (€/000 20,576 as of 31.12.2003), of which the most significant amount (€/000 17,474) refers to financial charges matured on the debenture loan.

Foreign exchange gains and losses: €/000 166 (€/000 883 as of 31.12.2003).

D) REVALUATIONS €/000 243 (€/000 3,402 as of 31.12.2003). These relate to the losses accrued in the period by the subsidiary company LIS Finanziaria, consolidated on an equity basis.

E) EXTRAORDINARY INCOME AND CHARGES. These amount to €/000 -19,227 (charges of €/000 90,576 as of 31.12.2003).
The most significant amounts are as follows:

- *Extraordinary income* of €/000 12,157 (€/000 3,674 as of 31.12.2003) refer to Totobit S.p.A. (€/000 1,080) for capital gains attained in defining outstanding commercial contracts for the supply of electronic equipment, as well as to the deconsolidation of the investee company GBC (€/000 8,065), as well as the capital gains from liquidation of

Twin (€/000 811). The residual amounts relate to adjustments from assessments effected in previous years.

- *Extraordinary charges* of €/000 31,384 (€/000 94,250 as of 31.12.2003). The most significant amounts refer to:
  - €/000 9,000 as against the proceeding initiated by the Competition Authority against Lottomatica. The Authority's decision is currently under appeal;
  - €/000 7,358 for the charges paid to Cirsa following the sale of the equity investment in GBC for the cessation of the commitments undertaken by Lottomatica on the acquisition; the amount include a capital loss of €/000 333 from the sale transaction;
  - €/000 4,760 for the extraordinary allocation of funds to the provision for bad debts in relation to the positions deriving from the acquisition of the Games division of EIS S.p.A.;
  - €/000 2,898 for amounts to cover corporate restructuring charges and retirement incentives;
  - €/000 2,730 for the assessment of costs not accrued to the financial year;
  - €/000 1,417 for the sum set aside by Videolot Gestioni S.p.A. as against estimated costs for the replacement of gaming equipment which, as a result of functional characteristics, may not prove popular with players;
  - €/000 613 for charges connected to the closure of operational activities in Venezuela;
  - €/000 786 for charges sustained by Lottomatica, who took advantage of the tax amnesty procedure provided by Law No. 289/02 for the financial year 2001.

INCOME TAXES FOR THE PERIOD

The estimated tax charge as of 31 December 2004 for the Lottomatica Group amounts to €/000 29,863 (€/000 15,042 as of 31.12.2003) for current taxes, €/000 6,340 for deferred tax liabilities (deferred tax assets of €/000 22,430 as of 31.12.2003) and €/000 13,097 for advance taxes. Accordingly, the Consolidated Financial Statements as of 31.12.2004 show a tax charge of €/000 49,300 (€/000 7,388 as of 31.12.2003).

CONSOLIDATED NET INCOME AS OF 31.12.2004

Consolidated net income amounts to €/000 61,198 (€/000 9,681 as of 31.12.2003) of which €/000 479 (€/000 531 as of 31.12.2003) is attributable to minority interests.

OTHER INFORMATION

As required by Article 38, paragraph 1, of Legislative Decree No. 127/91, we inform you that:

- ***Personnel***

  The table below shows the average number of employees, analysed by category, of the companies consolidated on a line-by-line basis:

Average employees for the period		
Categories	**2004 Period**	**2003 Period**
Executives	50.0	51.9
Supervisors	91.1	82.7
Office staff	813.8	771.7
Manual workers	61.3	64.4
Total	**1,016.2**	**970.7**

As to Lis Finanziaria, consolidated on an equity basis, the average number of employees, analysed by category, is as follows:

Executives	1.00
Supervisors	
Office staff	6.00
Manual workers	
Total	**7.00**

- ***Remunerations paid to Directors and Statutory Auditors***

  These amount to €/000 1,698 and are broken down as follows:
  - Directors' remuneration €/000 1,225
  - Statutory Auditors' remuneration €/000 473

  The table annexed shows the remuneration due to Directors and Statutory Auditors as of 31 December 2004 pursuant to Consob Resolution No. 11.520 of 1 July 1998:

GRUPPO LOTTOMATICA giochi e servizi

ANNEXES

REMUNERATION PAID TO DIRECTORS AND STATUTORY AUDITORS
(pursuant to Consob Resolution No. 11,971 of May 14 1999)

First and last Name	Position	Term of office	Expiration of office	Fees for the office held in the company drawing up the financial statements	Non-cash benefits (Accomodation, mobile phone, car and meal vouchers)	Bonuses and other incentives	Other remunerations
Antonio Belloni	Board Member	24-Sep-02	31.12.2004	13,335.00			Annual gross 7,500 (remuneration committee)
Antonio Belloni	Chairman	04-Mar-03	31.12.2004	400,000.00			
Rosario Bifulco	Managing Director	02-Dec-02	31.12.2004	362,000.00			
Rosario Bifulco	General Manager			259,000.00	21,161.00		
Rosario Bifulco	Managing Director	20-Dec-02	31.12.2004	13,335.00			
Paolo Ainio	Board Member	24-Sep-02	31.12.2004	13,335.00			Annual gross 10,000 (internal control committee), annual gross 7,500 (remuneration committee)
Sergio Baronci	Board Member	24-Sep-02	31.12.2004	13,335.00			
Marco Boroli	Board Member	24-Sep-02	31.12.2004	13,335.00			
Sabino Cassese	Board Member	24-Jun-04	31.12.2004	6,978.00			
Pier Luigi Celli	Board Member	14-Apr-03	31.12.2004	13,335.00			Annual gross 15,000 (remuneration committee)
Paolo Ceretti	Board Member	13-May-04	31.12.2004	8,513.00			6,384 (internal control committee)
Marco Drago	Board Member	24-Sep-02	31.12.2004	13,335.00			
Roberto Drago	Board Member	24-Sep-02	31.12.2004	13,335.00			
Demetrio Mauro	Board Member	24-Sep-02	12/05/2004	4,823.00			3,616 (internal control committee)
Michele Reinero	Board Member	24-Sep-02	31.12.2004	13,335.00			
Marco Sala	Board Member and Joint General Manager	14-Apr-03	31.12.2004		4,843.00		
Severino Salvemini	Board Member	14-Apr-03	31.12.2004	13,335.00			Annual gross 20,000 (internal control committee)
Antonio Tazartes	Board Member	24-Sep-02	31.12.2004	13,335.00			
Alberto Tripi	Board Member	24-Sep-02	12/05/2004	4,898.00			
Giorgio Vincenzini	Board Member	14-Apr-03	31.12.2004	13,335.00			
Francesco Martinelli	Chairman of the Board of Statutory Auditors		31.12.2004	78,208.00			
Angelo Gaviani	Regular Auditor	22-Nov-01	31.12.2004	57,200.00			
Cesare Andrea Grifoni	Regular Auditor	22-Nov-01	31.12.2004	60,632.00			
Giulio Gasloli	Substitute Auditor		31.12.2004	—			
Marco Sguazzini Viscontini	Substitute Auditor		31.12.2004	—			

GRUPPO LOTTOMATICA giochi e servizi

SHAREHOLDINGS OF DIRECTORS, STATUTORY AUDITORS AND GENERAL MANAGERS					
FIRST AND LAST NAME	INVESTEE COMPANY	SHARES HELD AT THE END OF THE PREVIOUS FINANCIAL YEAR	SHARES PURCHASED	SHARES SOLD	SHARES HELD AT THE END OF THE CURRENT FINANCIAL YEAR
Sergio Baronci	Lottomatica	9,500	2,320		11,820
Severino Salvemini	Lottomatica		2,000		2,000
Michele Reinero	Lottomatica	3,500		3,500	
Angelo Gaviani	Lottomatica		85		85

STOCK OPTIONS ASSIGNED TO DIRECTORS AND GENERAL MANAGERS

		Options held at the beginning of the financial year			Options assigned during the financial year			Options exercised during the financial year			Options expired during the financial year	Options held at the end of the financial year		
First and last name	Position	No. of options	Average exercise price	Average maturity				No. of options	Average exercise price	Average market price	No. of options	No. of options	Average exercise price	Average maturity
Antonio Belloni	Chairman	661,000	14.63	Within 5 days as of the approval of the consolidated financial statements (2003/2005)				130,000	14.63	24.33	—	531,000	14.63	Within 5 days as of the approval of the consolidated financial statements (2003/2005)
Rosario Bifulco	Managing Director and General Manager	2,026,000	14.63	Sept. 2006				—	—	—	—	2,026,000	14.63	Sept. 2006
Marco Sala	Board Member and Joint General Manager	1,012,000	14.63	Sept. 2006				—	—	—	—	1,012,000	14.63	Sept. 2006

GRUPPO LOTTOMATICA giochi e servizi

LIST OF RELEVANT INVESTMENTS AS OF 31.12.2004 AS PER ART. 120 ld 24.02.1998 N° 58 (pursuant to Consob Resolution No. 11,971 of May 14 1999)

Company name	Activities	HQ	Shareholders' equity			% ownership	Shareholder	Consolidation method
			Equity		Result			
			Capital	Reserves				
Lottomatica S.p.A.	State licenses to manage Lotto and other games	Rome	68,939	154,685	47,119			
Lottomatica Italia Servizi S.p.A	Citizen services	Rome	2,582	6,741	7,151	92.5%	Lottomatica S.p.A.	line-by-line
Lottomatica Sistemi S.p.A.	CEZ	Rome	6,165	6,024	3,299	100%	Lottomatica S.p.A.	line-by-line
PCC Giochi e servizi S.p.A.	Special paper products	TITO (PZ)	21,000	292	135	100%	Lottomatica Sistemi S.p.A.	line-by-line
Cirmatica Gaming S.A.	Financial investments	Barcelona	54,156	72,943	4,072	100%	Lottomatica S.p.A.	line-by-line
Consorzio Giochi Sportivi (**)	Betting pools management and operations	Rome	100		-	65%	Lottomatica S.p.A. /Totobit S.p.A.	line-by-line
Consorzio Lotterie Nazionali	National lotteries	Rome	16,000	-45	-	63%	Lottomatica S.p.A.	line-by-line
Totobit Informtica S.p.A.	On-line services for citizens	Milan	3,043	2,981	320	100%	Lottomatica Italia Servizi S.p.A.	line-by-line
TTS Srl	Software development and production	Milan	100	70	-42	100%	Totobit S.p.A.	line-by-line
Videolot Gestione	Video lotteries management	Rome	120		-1,669	100%	Lottomatica S.p.A.	line-by-line
Triplet	Entertainment equipment management	Rome	120		-45	100%	Lottomatica S.p.A.	non-operating
Sed Multitel S.p.A. (*)	Technological support for remote services	Milan	600	60	279	60.0%	Totobit S.p.A. / Lottomatica S.p.A.	line-by-line
US Finanziaria S.p.A.	Financial services management	Milan	1,000	-168	-330	100%	Totobit S.p.A.	equity

(*): indirectly owned 55.5%
(**): indirectly owned 5%

List of companies valued at cost excluded from the consolidation perimeter as of 31.12.2004

€/000	Activities	HQ	Shareholders' equity			% ownership	Shareholder	Notes
			Equity		Result			
			Capital	Reserves				
Lottomatica Argentina S.A.	non-operating	Buenos Aires				100%	Lottomatica S.p.A.	in liquidation
Lottolatino do Brasil S.A.	non-operating	San Paolo				100%	Lottomatica S.p.A.	in liquidation

GRUPPO LOTTOMATICA giochi e servizi

LOTTOMATICA GROUP – ANALYSIS OF THE BALANCE SHEET AS OF 31.12.2004 OF THE COMPANIES INCLUDED IN THE CONSOLIDATION PERIMETER

Values in €000	Lottomatica	LIS	LS	PCC	CGS	CLN	Totobit	TTS	Sed Multitel	Tolpiet	CRM	Videolot
Intangible assets	374,830	14,962	-	8,245	3	8,893	3,808	1,924	200	5	-	4
Tangible assets	88,687	4,549	33	11,981	-	1,430	2,441	109	1,198	-	-	1,311
Investments	150,438	30,545	20,823	43	-	-	2,109	4	-	-	-	62
Net current assets	613,955	50,056	20,856	10,269	3	10,329	8,358	2,037	1,398	5	-	1,377
Inventories	379	-	-	1,108	-	-	3,538	187	-	-	-	-
Receivables from customers	33,810	25,913	12,287	2,750	104	4,713	25,418	207	801	-	-	28
Receivables from others	98,423	11,021	18,798	35	9	85,813	2,893	226	51	-	5	83
Other assets	8,700	617	-	71	-	1,379	308	7	33	-	-	-
Payables	124,775	43,810	611	1,455	637	34,803	34,092	2,340	882	51	-	2,847
Provisions for risks and charges	24,258	405	38	-	-	5,098	458	6	48	-	-	67
Other current liabilities	27,529	68,873	1,901	702	148	108,225	1,787	140	160	-	7	-
Working capital	49,248	-85,637	28,547	1,825	412	-46,211	-4,069	-1,873	-203	-51	-2	-2,820
Staff severance fund	4,072	165	1,258	825	-	-	302	74	17	-	-	-
Net invested capital	640,835	-36,746	40,145	19,229	409	-35,882	4,987	90	1,176	-46	-2	-1,543
Share capital	88,839	2,582	5,185	21,000	100	16,000	3,043	100	600	120	54,156	120
Reserves and results carried over	154,885	5,741	3,554	292	-	-45	2,881	70	60	-	72,943	-
Profit (loss) for the period	47,119	7,151	3,280	135	0	-	320	-42	770	-46	4,072	-1,009
Group shareholders' equity	290,743	15,474	12,018	21,427	100	15,955	6,344	128	1,139	74	131,171	-1,549
Minority interests												
(-) Cash on hand (+) M/term financial debt	349,401		10,984	110	-	-		9				-
(-) Cash on hand (+) S/term financial debt	80,700	-45,040	17,330	200	-343	-7,552	-39	-	50	-	-131,004	231
(-) Cash on hand (+) Due to Cash/banks	-185,209	-7,180	-187	-2,508	-308	-44,225	-1,318	-47	-13	-120	-109	-225
Financial coverage	249,892	-52,220	28,127	-2,198	-709	-51,837	-1,357	-38	37	-120	-131,173	6
Total coverage	640,635	-36,746	40,145	-19,229	-609	-35,882	4,987	90	1,176	-46	-2	-1,543

GRUPPO LOTTOMATICA giochi e servizi

LOTTOMATICA GROUP – ANALYSIS OF THE INCOME STATEMENT AS OF 31.12.2004 OF THE COMPANIES INCLUDED IN THE CONSOLIDATION PERIMETER

Values in €/000	LTM	LIS	LS	PCC	CGS	CLN	Totobit	TTS	Sed Multitel	Telplat	CIRM	Videolot
Value of production												
Revenues from sales and services	504,043	350,798	19,266	11,560	-	15,808	345,558	537	-	-	-	28
Capitalisation of internal construction costs	-	-	-	-	-	-	408	-	-	-	-	-
Change in inventories				-26	-	-	-	-	-	-		-
Other revenues	38,341	704	671	1	372	24,145	3,187	909	2,254	-	-	-
Total revenues	542,384	351,500	19,937	11,535	372	39,953	349,153	1,446	2,254	-	-	28
Operating expenses	245,073	331,530	2,032	5,227	68	31,026	344,833	494	1,202	43	107	97
Change in inventories	44	-	-	134	-	-	-1,092	-7	-	-	-	-
Value added	297,268	20,030	17,905	6,174	304	8,927	5,418	949	1,052	-43	-107	-71
Personnel costs	39,247	1,587	8,321	2,620	-	-	2,490	471	341	-	44	-
Operating charges	28,600	183	98	44	331	524	65	113	2	2	19	-
Gross operating margin (EBITDA)	229,420	18,260	9,486	3,510	-27	8,403	2,863	364	708	-45	-170	-71
Amortization of intangible assets	12,160	5,045	348	983	1	2,802	1,208	335	85	1	-	1
-) merger difference	48,872											
-) consolidated goodwill												
Depreciation of tangible assets	42,170	474	12	2,041	-	136	934	25	154	-	-	119
Write-downs												
-) Write-downs of fixed assets	809	-	-	-	-	-	-	-	-	-	-	-
-) Write-downs of receivables	348	-	-	-	-	158	1,212	3	-	-	-	-
Other provisions	2,184	476	-	8	-	6,088	456	-	-	-	-	-
Operating profit (EBIT)	122,967	12,305	9,126	481	-28	120	-4,825	22	468	-46	-470	-191
Financial income (charges)	-8,540	288	-894	-60	31	199	95	-79	-	-	4,241	-
Revaluations	-1,722	-	-	-	-	-	-	-	-	-	-	-
Extraordinary income (charges)	-25,400	-435	-695	8	-1	-	691	1	-	-	-	-1,417
Profit before taxes	86,261	12,159	6,537	428	2	319	-40	-56	468	-46	4,072	-1,608
Income taxes for the period	-39,182	-5,008	-3,258	-294	-2	-318	360	14	-189	-	-	-62
Net income	47,119	7,151	3,299	134	-	-	320	-42	279	-46	4,072	-1,670
of minority interests		536			-	-	24	-3	68	-		
for the Group	47,119	6,615	3,299	134	-	-	296	-39	211	-46	4,072	-1,670

GRUPPO LOTTOMATICA giochi e servizi

RECONCILIATION OF THE SHAREHOLDERS' EQUITY

Reconciliation of consolidated shareholders' equity accrued at 31.12.2003 to consolidated shareholders' equity accrued at 31.12.2004

€/000	Share capital	Reserves and results carried over	Net profit	Net
Consolidated Lottomatica Group as of 31.12.2003	88,809	303,036	9,150	400,995
Results carried over		9,150	-9,150	0
Distribution of dividends		-177,619		-177,619
Contributions				0
Parent Company's results			47,119	47,119
Subsidiary companies' results			12,871	12,871
Changes in consolidation perimeter		2,067	7,839	9,899
Goodwill amortization			-3,349	-3,349
Inter-group adjustments			-5,748	-5,748
IAS adjustment			104	112
Inter-group sales			2,100	2,100
Consolidation in the shareholders' equity			-218	-218
Consolidated Lottomatica Group as of 31.12.2004	88,809	136,635	60,719	286,163

Reconciliation of Lottomatica S.p.A. shareholders' equity as of 31.12.2004 to consolidated shareholders' equity accrued at 31.12.2004

€/000	Share capital	Reserves and results carried over	Net profit	Net
Lottomatica S.p.a. as of 31.12.2004	88,809	154,814	47,119	290,742
Subsidiary companies' results			11,637	11,637
Changes in consolidation perimeter		2,067	12,242	14,309
Consolidation differences/reserves		-6,777	-4,809	-11,585
IAS adjustment		289	112	401
Inter-group adjustments			-7,464	-7,464
Inter-group sales		-13,742	2,100	-11,643
Consolidation in the Shareholders' Equity		-16	-218	-234
Lottomatica Group as of 31.12.2004	88,809	136,635	60,719	286,163

Advance taxes Analysis									
Values in €/000	Lottomatica S.p.A.	Lottomatica Italia Servizi S.p.A.	Lottomatica Sistemi S.p.A.	Pcc Giochi e Servizi S.p.A.	Consorzio Lotterie Nazionali	Totobit S.p.A.	TTS S.p.A.	SED Multitel S.p.A.	Total
Opening balance	45.175	831	12.145						58.151
Tax losses	-8.213								-8.213
Returns	-9.760	-29	-1.976						-11.765
Advertising and promotion	58	1	1						60
Goodwill amortization	51	731			7				789
Performance bonus	1.680	54	69						1.803
Provisions	3.238	17			1.773				5.028
Directors' remunerations	160								160
Write - down	227								227
Other	5	1	57	1		526	175	52	817
Total	32.621	1.606	10.296	1	1.780	526	175	52	47.057